FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 2, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Condensed consolidated income statement
for the period ended 30 June 2013

	Half year ended		Quarter ended
	30 June 2013	30 June 2012*	30 June 2013	31 March 2013	30 June 2012*
	£m	£m	£m	£m	£m

Interest receivable	8,560	9,635	4,281	4,279	4,701
Interest payable	(3,123)	(3,815)	(1,514)	(1,609)	(1,796)

Net interest income	5,437	5,820	2,767	2,670	2,905

Fees and commissions receivable	2,708	2,935	1,392	1,316	1,450
Fees and commissions payable	(460)	(380)	(250)	(210)	(201)
Income from trading activities	2,064	867	949	1,115	655
Gain/(loss) on redemption of own debt	191	577	242	(51)	-
Other operating income	1,332	(440)	720	612	360

Non-interest income	5,835	3,559	3,053	2,782	2,264

Total income	11,272	9,379	5,820	5,452	5,169

Staff costs	(3,727)	(4,545)	(1,840)	(1,887)	(2,037)
Premises and equipment	(1,104)	(1,090)	(548)	(556)	(528)
Other administrative expenses	(2,181)	(1,894)	(1,418)	(763)	(1,011)
Depreciation and amortisation	(736)	(883)	(349)	(387)	(426)

Operating expenses	(7,748)	(8,412)	(4,155)	(3,593)	(4,002)

Profit before impairment losses	3,524	967	1,665	1,859	1,167
Impairment losses	(2,150)	(2,649)	(1,117)	(1,033)	(1,335)

Operating profit/(loss) before tax	1,374	(1,682)	548	826	(168)
Tax charge	(678)	(399)	(328)	(350)	(261)

Profit/(loss) from continuing operations	696	(2,081)	220	476	(429)

Profit from discontinued operations, net of tax
- Direct Line Group	127	105	-	127	17
- Other	11	1	9	2	(4)

Profit from discontinued operations, net of tax	138	106	9	129	13

Profit/(loss) for the period	834	(1,975)	229	605	(416)
Non-controlling interests	(117)	25	14	(131)	11
Preference share and other dividends	(182)	(82)	(101)	(81)	(82)

Profit/(loss) attributable to ordinary and B shareholders	535	(2,032)	142	393	(487)

Basic and diluted earnings/(loss) per ordinary and B share from continuing operations	3.8p	(19.6p)	1.2p	2.6p	(4.6p)

Basic earnings/(loss) per ordinary and B share from continuing and discontinued operations	4.8p	(18.6p)	1.2p	3.5p	(4.5p)

Diluted earnings/(loss) per ordinary and B share from continuing and discontinued operations	4.7p	(18.6p)	1.2p	3.5p	(4.5p)

*Restated - see page 77.

Note:

(1)
In the income statement above, one-off and other items as shown on page 20 are included in the appropriate captions. A reconciliation between the income statement above and the managed view income statement on page 8 is given in Appendix 6 to this announcement.

Condensed consolidated statement of comprehensive income
for the period ended 30 June 2013

	Half year ended		Quarter ended
	30 June 2013	30 June 2012*	30 June 2013	31 March 2013	30 June 2012*
	£m	£m	£m	£m	£m

Profit/(loss) for the period	834	(1,975)	229	605	(416)

Items that do not qualify for reclassification
Income tax on items that do not qualify for reclassification	-	(38)	-	-	-

Items that do qualify for reclassification
Available-for-sale financial assets	(733)	591	(1,009)	276	66
Cash flow hedges	(1,536)	695	(1,502)	(34)	662
Currency translation	1,310	(496)	113	1,197	58
Income tax on items that do qualify for reclassification	726	(218)	678	48	(237)

	(233)	572	(1,720)	1,487	549

Other comprehensive (loss)/income after tax	(233)	534	(1,720)	1,487	549

Total comprehensive income/(loss) for the period	601	(1,441)	(1,491)	2,092	133

Total comprehensive income/(loss) is attributable to:
Non-controlling interests	134	(19)	(15)	149	(16)
Preference shareholders	152	76	81	71	76
Paid-in equity holders	30	6	20	10	6
Ordinary and B shareholders	285	(1,504)	(1,577)	1,862	67

	601	(1,441)	(1,491)	2,092	133

*Restated - see page 77.

Key points

•
The movement in available-for-sale financial assets during both H1 and Q2 2013 consisted of realised gains on the sale of high quality UK, US and German sovereign bonds and unrealised losses on government bonds in Q2 2013 offset by unrealised gains in Q1 2013.

•
Cash flow hedging movements in H1 2013 represents unrealised losses as a result of increases in fixed/floating swap rates in the second quarter following statements by central banks indicating future monetary tightening.

•
Currency translation gains during H1 2013 are principally due to exchange rate movements in the first half of the year when Sterling weakened by 4.7% against Euro (1.2% in Q2 2013) and by 6.0% against US Dollar.

Condensed consolidated balance sheet
at 30 June 2013

	30 June 2013	31 March 2013	31 December 2012*
	£m	£m	£m

Assets
Cash and balances at central banks	89,613	86,718	79,290
Net loans and advances to banks	30,241	34,025	29,168
Reverse repurchase agreements and stock borrowing	37,540	43,678	34,783
Loans and advances to banks	67,781	77,703	63,951
Net loans and advances to customers	418,792	432,360	430,088
Reverse repurchase agreements and stock borrowing	61,743	59,427	70,047
Loans and advances to customers	480,535	491,787	500,135
Debt securities	138,202	153,248	157,438
Equity shares	11,423	11,861	15,232
Settlement balances	17,966	15,805	5,741
Derivatives	373,692	432,435	441,903
Intangible assets	13,997	13,928	13,545
Property, plant and equipment	9,300	9,482	9,784
Deferred tax	3,344	3,280	3,443
Interests in associated undertakings	2,500	2,604	776
Prepayments, accrued income and other assets	6,563	7,596	7,044
Assets of disposal groups	1,313	1,726	14,013

Total assets	1,216,229	1,308,173	1,312,295

Liabilities
Bank deposits	45,287	54,536	57,073
Repurchase agreements and stock lending	34,419	39,575	44,332
Deposits by banks	79,706	94,111	101,405
Customer deposits	437,097	437,437	433,239
Repurchase agreements and stock lending	89,321	88,658	88,040
Customer accounts	526,418	526,095	521,279
Debt securities in issue	79,721	92,740	94,592
Settlement balances	17,207	14,640	5,878
Short positions	27,979	30,610	27,591
Derivatives	370,047	429,881	434,333
Accruals, deferred income and other liabilities	14,376	15,630	14,801
Retirement benefit liabilities	3,579	3,533	3,884
Deferred tax	694	1,019	1,141
Subordinated liabilities	26,538	27,788	26,773
Liabilities of disposal groups	306	961	10,170

Total liabilities	1,146,571	1,237,008	1,241,847

Equity
Non-controlling interests	475	532	1,770
Owners' equity*
Called up share capital	6,632	6,619	6,582
Reserves	62,551	64,014	62,096

Total equity	69,658	71,165	70,448

Total liabilities and equity	1,216,229	1,308,173	1,312,295

* Owners' equity attributable to:
Ordinary and B shareholders	63,891	65,341	63,386
Other equity owners	5,292	5,292	5,292

	69,183	70,633	68,678

*Restated - see page 77.

Average balance sheet

	Half year ended		Quarter ended
	30 June 2013	30 June 2012*	30 June 2013	31 March 2013
	%	%	%	%

Average yields, spreads and margins of the banking business
Gross yield on interest-earning assets of banking business	3.10	3.15	3.11	3.10
Cost of interest-bearing liabilities of banking business	(1.46)	(1.52)	(1.44)	(1.48)

Interest spread of banking business	1.64	1.63	1.67	1.62
Benefit from interest-free funds	0.33	0.27	0.33	0.32

Net interest margin of banking business	1.97	1.90	2.00	1.94

Average interest rates
The Group's base rate	0.50	0.50	0.50	0.50

London inter-bank three month offered rates
- Sterling	0.51	1.02	0.51	0.51
- Eurodollar	0.28	0.49	0.28	0.29
- Euro	0.21	0.79	0.21	0.21

*Restated - see page 77.

Average balance sheet (continued)

	Half year ended
	30 June 2013			30 June 2012*
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	74,631	222	0.60	79,655	273	0.69
Loans and advances to customers	406,534	7,640	3.79	438,602	8,311	3.81
Debt securities	75,129	700	1.88	98,270	1,060	2.17

Interest-earning assets - banking business (1,5)	556,294	8,562	3.10	616,527	9,644	3.15
- trading business (4)	232,773			246,256

Non-interest earning assets	521,217			629,241

Total assets	1,310,284			1,492,024

Memo: Funded assets	877,487			984,037

Liabilities
Deposits by banks	26,244	218	1.68	42,965	334	1.56
Customer accounts	338,938	1,577	0.94	335,891	1,789	1.07
Debt securities in issue	61,136	738	2.43	109,934	1,290	2.36
Subordinated liabilities	24,939	416	3.36	22,089	328	2.99
Internal funding of trading business	(18,266)	178	(1.97)	(6,884)	66	(1.93)

Interest-bearing liabilities - banking business (1,2,3)	432,991	3,127	1.46	503,995	3,807	1.52
- trading business (4)	236,675			257,343

Non-interest-bearing liabilities
- demand deposits	76,820			74,088
- other liabilities	493,938			582,089
Owners' equity	69,860			74,509

Total liabilities and owners' equity	1,310,284			1,492,024

*Restated - see page 77.

Notes:

(1)
Interest receivable has been increased by £2 million (H1 2012 - £9 million) and interest payable has been increased by £40 million (H1 2012 - £82 million) to record interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(2)	Interest payable has been decreased by £5 million (H1 2012 - £10 million) to exclude RFS Holdings minority interest. Related interest-bearing liabilities have also been adjusted.
(3)	Interest payable has been decreased by £31 million (H1 2012 - £80 million) in respect of non-recurring adjustments.
(4)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(5)
Interest income includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans and advances to banks and loans and advances to customers.

Average balance sheet (continued)

	Quarter ended
	30 June 2013			31 March 2013
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	78,277	114	0.58	70,945	108	0.62
Loans and advances to customers	402,679	3,809	3.79	410,432	3,831	3.79
Debt securities	71,116	359	2.02	79,186	341	1.75

Interest-earning assets - banking business (1,5)	552,072	4,282	3.11	560,563	4,280	3.10
- trading business (4)	227,401			238,205

Non-interest earning assets	512,610			529,919

Total assets	1,292,083			1,328,687

Memo: Funded assets	865,621			889,485

Liabilities
Deposits by banks	24,233	104	1.72	28,278	114	1.63
Customer accounts	339,095	740	0.88	338,779	837	1.00
Debt securities in issue	60,424	368	2.44	61,856	370	2.43
Subordinated liabilities	25,712	225	3.51	24,157	191	3.21
Internal funding of trading business	(21,078)	97	(1.85)	(15,422)	81	(2.13)

Interest-bearing liabilities - banking business (1,2,3)	428,386	1,534	1.44	437,648	1,593	1.48
- trading business (4)	232,873			240,519

Non-interest-bearing liabilities
- demand deposits	77,593			76,039
- other liabilities	483,310			504,683
Owners' equity	69,921			69,798

Total liabilities and owners' equity	1,292,083			1,328,687

Notes:

(1)
Interest receivable has been increased by £1 million (Q1 2013 - £1 million) and interest payable has been increased by £23 million (Q1 2013 - £17 million) to record interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(2)	Interest payable has been decreased by £3 million (Q1 2013 - £2 million) to exclude RFS Holdings minority interest. Related interest-bearing liabilities have also been adjusted.
(3)	Interest payable has been decreased by nil (Q1 2013 - £31 million) in respect of non-recurring adjustments.
(4)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(5)
Interest income includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans and advances to banks and loans and advances to customers.

Condensed consolidated statement of changes in equity
for the period ended 30 June 2013

	Half year ended		Quarter ended
	30 June 2013	30 June 2012*	30 June 2013	31 March 2013	30 June 2012*
	£m	£m	£m	£m	£m

Called-up share capital
At beginning of period	6,582	15,318	6,619	6,582	15,397
Ordinary shares issued	50	143	13	37	64
Share capital sub-division and consolidation	-	(8,933)	-	-	(8,933)

At end of period	6,632	6,528	6,632	6,619	6,528

Paid-in equity
At beginning and end of period	979	979	979	979	979

Share premium account
At beginning of period	24,361	24,001	24,455	24,361	24,027
Ordinary shares issued	122	197	28	94	171

At end of period	24,483	24,198	24,483	24,455	24,198

Merger reserve
At beginning and end of period	13,222	13,222	13,222	13,222	13,222

Available-for-sale reserve (1)
At beginning of period	(346)	(957)	(10)	(346)	(439)
Unrealised gains/(losses)	14	1,152	(568)	582	428
Realised gains	(605)	(582)	(441)	(164)	(370)
Tax	333	(63)	305	28	(69)
Recycled to profit or loss on disposal of businesses (2)	(110)	-	-	(110)	-

At end of period	(714)	(450)	(714)	(10)	(450)

Cash flow hedging reserve
At beginning of period	1,666	879	1,635	1,666	921
Amount recognised in equity	(859)	1,218	(1,118)	259	928
Amount transferred from equity to earnings	(677)	(523)	(384)	(293)	(266)
Tax	361	(175)	358	3	(184)

At end of period	491	1,399	491	1,635	1,399

Foreign exchange reserve
At beginning of period	3,908	4,775	5,072	3,908	4,227
Retranslation of net assets	1,430	(566)	44	1,386	82
Foreign currency (losses)/gains on hedges of net assets	(131)	88	70	(201)	(8)
Tax	(3)	20	15	(18)	16
Recycled to profit or loss on disposal of businesses	(3)	(3)	-	(3)	(3)

At end of period	5,201	4,314	5,201	5,072	4,314

*Restated - see page 77.

Notes:

(1)	Analysis provided on page 108.
(2)	Net of tax - £35 million charge.
(3)	Net of tax - £1 million charge.
(4)	Including the disposal of non-controlling interest in DLG as a result of ceding control following the sale of the second tranche of shares on 13 March 2013.

Condensed consolidated statement of changes in equity
for the period ended 30 June 2013 (continued)

	Half year ended		Quarter ended
	30 June 2013	30 June 2012*	30 June 2013	31 March 2013	30 June 2012*
	£m	£m	£m	£m	£m

Capital redemption reserve
At beginning of period	9,131	198	9,131	9,131	198
Share capital sub-division and consolidation	-	8,933	-	-	8,933

At end of period	9,131	9,131	9,131	9,131	9,131

Contingent capital reserve
At beginning and end of period	(1,208)	(1,208)	(1,208)	(1,208)	(1,208)

Retained earnings
At beginning of period	10,596	18,929	10,949	10,596	17,384
Profit/(loss) attributable to ordinary and B shareholders and other equity owners
- continuing operations	607	(2,052)	241	366	(419)
- discontinued operations	110	102	2	108	14
Equity preference dividends paid	(152)	(76)	(81)	(71)	(76)
Paid-in equity dividends paid, net of tax	(30)	(6)	(20)	(10)	(6)
Actuarial losses recognised in retirement benefit schemes
- tax	-	(38)	-	-	-
Loss on disposal of own shares held	(18)	(196)	(18)	-	(196)
Shares released for employee benefits	(1)	(129)	(1)	-	(116)
Share-based payments
- gross	(4)	92	33	(37)	47
- tax	(3)	(11)	-	(3)	(17)

At end of period	11,105	16,615	11,105	10,949	16,615

Own shares held
At beginning of period	(213)	(769)	(211)	(213)	(765)
Disposal of own shares	73	449	71	2	451
Shares released for employee benefits	1	114	1	-	108

At end of period	(139)	(206)	(139)	(211)	(206)

Owners' equity at end of period	69,183	74,522	69,183	70,633	74,522

*Restated - see page 77.

Condensed consolidated statement of changes in equity
for the period ended 30 June 2013 (continued)

	Half year ended		Quarter ended
	30 June 2013	30 June 2012*	30 June 2013	31 March 2013	30 June 2012*
	£m	£m	£m	£m	£m

Non-controlling interests
At beginning of period	1,770	686	532	1,770	667
Currency translation adjustments and other movements	14	(15)	(1)	15	(13)
Profit/(loss) attributable to non-controlling interests
- continuing operations	89	(29)	(21)	110	(10)
- discontinued operations	28	4	7	21	(1)
Movements in available-for-sale securities
- unrealised gains	9	1	-	9	5
- realised losses	-	20	-	-	3
- tax	(1)	-	-	(1)	-
- recycled to profit or loss on disposal of businesses (3)	(5)	-	-	(5)	-
Equity raised	-	1	-	-	1
Equity withdrawn and disposals (4)	(1,429)	(16)	(42)	(1,387)	-

At end of period	475	652	475	532	652

Total equity at end of period	69,658	75,174	69,658	71,165	75,174

Total comprehensive income/(loss) recognised in the statement of changes in equity is attributable to:
Non-controlling interests	134	(19)	(15)	149	(16)
Preference shareholders	152	76	81	71	76
Paid-in equity holders	30	6	20	10	6
Ordinary and B shareholders	285	(1,504)	(1,577)	1,862	67

	601	(1,441)	(1,491)	2,092	133

*Restated - see page 77.

For the notes to this table refer to page 72.

Condensed consolidated cash flow statement
for the period ended 30 June 2013

	Half year ended
	30 June 2013	30 June 2012*
	£m	£m

Operating activities
Operating profit/(loss) before tax	1,374	(1,682)
Operating profit before tax on discontinued operations	161	127
Adjustments for non-cash items	(7,378)	4,969

Net cash (outflow)/inflow from trading activities	(5,843)	3,414
Changes in operating assets and liabilities	431	(20,431)

Net cash flows from operating activities before tax	(5,412)	(17,017)
Income taxes paid	(260)	(90)

Net cash flows from operating activities	(5,672)	(17,107)

Net cash flows from investing activities	12,293	18,697

Net cash flows from financing activities	(1,408)	(40)

Effects of exchange rate changes on cash and cash equivalents	4,948	(3,108)

Net increase/(decrease) in cash and cash equivalents	10,161	(1,558)
Cash and cash equivalents at beginning of period	132,841	152,655

Cash and cash equivalents at end of period	143,002	151,097

*Restated - see page 77.

Notes

1.  Basis of preparation
The Group's condensed financial statements have been prepared in accordance with the Disclosure Rules and Transparency Rules of the Financial Conduct Authority and IAS 34 'Interim Financial Reporting'. They should be read in conjunction with the Group's 2012 annual accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

In accordance with IFRS 5, Direct Line Group was classified as a discontinued operation in 2012, and prior periods represented.

In line with the Group's policy of providing users of its financial reports with relevant and transparent disclosures, it has adopted the British Bankers' Association Code for Financial Reporting Disclosure published in September 2010. The code sets out five disclosure principles together with supporting guidance: the overarching principle being a commitment to provide high quality, meaningful and decision-useful disclosures. The Group's 2013 interim financial statements have been prepared in compliance with the code.

Going concern
The Group's business activities and financial position, and the factors likely to affect its future development and performance are discussed on pages 8 to 125. Its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the risk and balance sheet management sections on pages 126 to 150. A summary of the risk factors which could materially affect the Group's future results are described on pages 153 to 155. The Group's regulatory capital resources are set on pages 131 to 132. The Group's liquidity and funding management is described on pages 134 to 137 of the main announcement and Appendix 2.

Having reviewed the Group's forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the interim financial statements for the half year ended 30 June 2013 have been prepared on a going concern basis.

2.  Accounting policies
There have been no significant changes to the Group's principal accounting policies as set out on pages 360 to 371 of the 2012 Annual Report and Accounts apart from the adoption of a number of new and revised IFRSs that are effective from 1 January 2013 as described below.

IFRS 11 'Joint Arrangements', which supersedes IAS 31 'Interests in Joint Ventures', distinguishes between joint operations and joint ventures. Joint operations are accounted for by the investor recognising its assets and liabilities including its share of any assets held and liabilities incurred jointly and its share of revenues and costs. Joint ventures are accounted for in the investor's consolidated accounts using the equity method. IFRS 11 requires retrospective application.

IAS 27 'Separate Financial Statements' comprises those parts of the existing IAS 27 that deal with separate financial statements. IAS 28 'Investments in Associates and Joint Ventures' covers joint ventures as well as associates; both must be accounted for using the equity method. The mechanics of the equity method are unchanged.

Notes

2.  Accounting policies (continued)
IFRS 12 'Disclosure of Interests in Other Entities' mandates the disclosures in annual financial statements in respect of investments in subsidiaries, joint arrangements, associates and structured entities that are not controlled by the Group.

IFRS 13 'Fair Value Measurement' sets out a single IFRS framework for defining and measuring fair value. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also requires disclosures about fair value measurements: Note 11 includes the information required in interim financial reports.

'Disclosures - Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)' amended IFRS 7 to require disclosures about the effects and potential effects on an entity's financial position of offsetting financial assets and financial liabilities and related arrangements.

Amendments to IAS 1 'Presentation of Items of Other Comprehensive Income' require items that will never be recognised in profit or loss to be presented separately in other comprehensive income from those items that are subject to subsequent reclassification.

'Annual Improvements 2009-2011 Cycle' also made a number of minor changes to IFRSs.

Implementation of the standards above has not had a material effect on the Group's results.

IAS 19 'Employee Benefits' (revised) requires: the immediate recognition of all actuarial gains and losses; interest cost to be calculated on the net pension liability or asset at the long-term bond rate, such that an expected rate of return will no longer be applied to assets; and all past service costs to be recognised immediately when a scheme is curtailed or amended. Implementation of IAS 19 resulted in an increase in the loss after tax of £42 million for the half year ended 30 June 2012 and £21 million for the quarter ended 30 June 2012. Prior periods have been restated accordingly.

IFRS 10 'Consolidated Financial Statements' replaces SIC-12 'Consolidation - Special Purpose Entities' and the consolidation elements of the existing IAS 27 'Consolidated and Separate Financial Statements'. IFRS 10 adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity so as to vary returns for the reporting entity. IFRS 10 requires retrospective application. Following implementation of IFRS 10, certain entities that have trust preferred securities in issue are no longer consolidated by the Group. As a result there was a reduction in Non-controlling interests of £0.5 billion with a corresponding increase in Owners' equity (Paid-in equity) as at 30 June 2012. This resulted in an increase in the loss attributable to non-controlling interests of £6 million for the half year ended 30 June 2012 and £6 million for the quarter ended 30 June 2012, with corresponding increases in the profit attributable to paid-in equity holders. There was no impact on the profit/(loss) attributable to ordinary and B shareholders. Prior periods have been restated accordingly.

Notes

2.  Accounting policies (continued)

Critical accounting policies and key sources of estimation uncertainty
The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The judgements and assumptions that are considered to be the most important to the portrayal of the Group's financial condition are those relating to pensions; goodwill; provisions for liabilities; deferred tax; loan impairment provisions and financial instrument fair values. These critical accounting policies and judgments are described on pages 368 to 371 of the Group's 2012 Annual Report and Accounts.

Recent developments in IFRS
The IASB published:

●
in May 2013 IFRIC 21 'Levies'. This interpretation provides guidance on accounting for the liability to pay a government imposed levy. IFRIC 21 is effective for annual periods beginning on or after 1 January 2014.

●
in May 2013 'Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)'. These amendments align IAS 36's disclosure requirements about recoverable amounts with IASB's original intentions. They are effective for annual periods beginning on or after 1 January 2014.

●
in June 2013 'Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)'. These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. They are effective for annual periods beginning on or after 1 January 2014.

The Group is reviewing these requirements to determine their effect, if any, on its financial reporting.

Notes (continued)

3.  Analysis of income, expenses and impairment losses

	Half year ended		Quarter ended
	30 June 2013	30 June 2012*	30 June 2013	31 March 2013	30 June 2012*
	£m	£m	£m	£m	£m

Loans and advances to customers	7,640	8,311	3,809	3,831	4,090
Loans and advances to banks	222	273	114	108	130
Debt securities	698	1,051	358	340	481

Interest receivable	8,560	9,635	4,281	4,279	4,701

Customer accounts	1,577	1,786	740	837	871
Deposits by banks	223	347	107	116	156
Debt securities in issue	698	1,209	345	353	511
Subordinated liabilities	447	407	225	222	217
Internal funding of trading businesses	178	66	97	81	41

Interest payable	3,123	3,815	1,514	1,609	1,796

Net interest income	5,437	5,820	2,767	2,670	2,905

Fees and commissions receivable
- payment services	688	715	355	333	368
- credit and debit card fees	529	535	275	254	273
- lending (credit facilities)	698	715	345	353	357
- brokerage	252	284	143	109	131
- investment management	210	235	97	113	104
- trade finance	153	171	75	78	71
- other	178	280	102	76	146

	2,708	2,935	1,392	1,316	1,450
Fees and commissions payable - banking	(460)	(380)	(250)	(210)	(201)

Net fees and commissions	2,248	2,555	1,142	1,106	1,249

Foreign exchange	450	435	255	195	210
Interest rate	402	1,100	203	199	428
Credit	880	387	328	552	177
Own credit adjustments	175	(1,280)	76	99	(271)
Other	157	225	87	70	111

Income from trading activities	2,064	867	949	1,115	655

Gain/(loss) on redemption of own debt	191	577	242	(51)	-

Operating lease and other rental income	256	562	118	138	261
Own credit adjustments	201	(1,694)	51	150	(247)
Changes in the fair value of:
- securities and other financial assets and liabilities	29	55	17	12	(26)
- investment properties	(16)	(56)	(7)	(9)	(88)
Profit on sale of securities	572	417	419	153	227
Profit/(loss) on sale of:
- property, plant and equipment	23	37	5	18	32
- subsidiaries and associated undertakings	18	143	24	(6)	155
Dividend income	35	30	21	14	16
Share of profits less losses of associated undertakings	204	1	27	177	5
Other income	10	65	45	(35)	25

Other operating income	1,332	(440)	720	612	360

*Restated - see page 77.

Notes (continued)

3.  Analysis of income, expenses and impairment losses (continued)

	Half year ended		Quarter ended
	30 June 2013	30 June 2012*	30 June 2013	31 March 2013	30 June 2012*
	£m	£m	£m	£m	£m

Total non-interest income	5,835	3,559	3,053	2,782	2,264

Total income	11,272	9,379	5,820	5,452	5,169

Staff costs	3,727	4,545	1,840	1,887	2,037
Premises and equipment	1,104	1,090	548	556	528
Other (1)	2,181	1,894	1,418	763	1,011

Administrative expenses	7,012	7,529	3,806	3,206	3,576
Depreciation and amortisation	736	883	349	387	426

Operating expenses	7,748	8,412	4,155	3,593	4,002

Loan impairment losses	2,161	2,730	1,125	1,036	1,435
Securities	(11)	(81)	(8)	(3)	(100)

Impairment losses	2,150	2,649	1,117	1,033	1,335

*Restated - see page 77.

Note:

(1)	Includes Payment Protection Insurance costs, Interest Rate Hedging Products redress and related costs and regulatory and legal actions costs. See below for further details.

Refer to Appendix 6 for a reconciliation between the managed and statutory bases for key line items.

Payment Protection Insurance (PPI)
The Group increased its provision for PPI in Q2 2013 by £185 million (Q1 2013 - nil; Q2 2012 - £135 million). The cumulative charge in respect of PPI is £2.4 billion, of which £1.7 billion (70%) in redress had been paid by 30 June 2013. Of the £2.4 billion cumulative charge, £2.2 billion relates to redress and £0.2 billion to administrative expenses.

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	£m	£m	£m	£m	£m

At beginning of period	895	745	705	895	689
Charge to income statement	185	260	185	-	135
Utilisations	(376)	(417)	(186)	(190)	(236)

At end of period	704	588	704	705	588

The remaining provision provides coverage for approximately 11 months for redress and administrative expenses, based on the current average monthly utilisation.

The principal assumptions underlying the Group's provision in respect of PPI sales are: assessment of the total number of complaints that the Group will receive; the proportion of these that will result in redress; and the average cost of such redress. The number of complaints has been estimated from an analysis of the Group's portfolio of PPI policies sold by vintage and by product. Estimates of the percentage of policyholders that will lodge complaints (the take up rate) and of the number of these that will be upheld (the uphold rate) have been established based on recent experience, guidance in the FSA policy statements and expected rate of responses from proactive customer contact. The average redress assumption is based on recent experience, the calculation rules in the FSA statement and the expected mix of claims.

Notes (continued)

3.  Analysis of income, expenses and impairment losses (continued)

Payment Protection Insurance (PPI) (continued)
The table below shows the sensitivity of the provision to changes in the principal assumptions (all other assumptions remaining the same).

			Sensitivity
	Actual to date	Current assumption	Change in assumption	Consequential change in provision
Assumption			%	£m

Past business review take up rate	33%	35%	+/-5	+/-285
Uphold rate	64%	68%	+/-5	+/-25
Average redress	£1,725	£1,639	+/-5	+/-26

Interest that will be payable on successful complaints has been included in the provision as has the estimated cost to the Group of administering the redress process. The Group expects the majority of the cash outflows associated with this provision to have occurred by early 2014. There are uncertainties as to the eventual cost of redress which will depend on actual complaint volumes, take up and uphold rates and average redress costs.

Interest Rate Hedging Products (IRHP) redress and related costs
Following an industry-wide review conducted in conjunction with the Financial Services Authority (now the Financial Conduct Authority (FCA)), a charge of £700 million was booked in Q4 2012 for redress in relation to certain interest rate hedging products sold to small and medium-sized businesses classified as retail clients under FSA rules. £575 million was earmarked for client redress, and £125 million for administrative expenses. The estimate for administrative costs was increased by £50 million in Q1 2013 following development of the plan for administering this process in accordance with FSA guidelines.

The Group continues to monitor the level of provision given the uncertainties over the number of transactions that will qualify for redress and the nature and cost of that redress.

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	£m	£m	£m	£m	£m

At beginning of period	676	-	702	676	-
Charge to income statement	50	-	-	50	-
Utilisations	(56)	-	(32)	(24)	-

At end of period	670	-	670	702	-

Regulatory and legal actions
The Group is party to certain legal proceedings and regulatory investigations and continues to co-operate with a number of regulators. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of the Group incurring a liability and to evaluate the extent to which a reliable estimate of any liability can be made. An additional charge of £385 million has been booked in H1 2013 in respect of these matters.

Notes (continued)

4.  Loan impairment provisions
Operating profit/(loss) is stated after charging loan impairment losses of £2,161 million (H1 2012 - £2,730 million). The balance sheet loan impairment provisions increased in the half year ended 30 June 2013 from £21,250 million to £21,753 million and the movements thereon were:

	Half year ended
	30 June 2013			30 June 2012
	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m

At beginning of period	10,062	11,188	21,250	8,414	11,469	19,883
Currency translation and other adjustments	207	341	548	1	(316)	(315)
Amounts written-off	(1,155)	(968)	(2,123)	(991)	(934)	(1,925)
Recoveries of amounts previously written-off	90	31	121	127	53	180
Charge to income statement
- continuing operations	1,258	903	2,161	1,515	1,215	2,730
Unwind of discount (recognised in interest income)	(104)	(100)	(204)	(122)	(134)	(256)

At end of period	10,358	11,395	21,753	8,944	11,353	20,297

	Quarter ended
	30 June 2013			31 March 2013			30 June 2012
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	10,266	11,228	21,494	10,062	11,188	21,250	8,797	11,414	20,211
Currency translation and other adjustments	71	75	146	136	266	402	9	(236)	(227)
Amounts written-off	(626)	(341)	(967)	(529)	(627)	(1,156)	(586)	(494)	(1,080)
Recoveries of amounts previously written-off	41	15	56	49	16	65	65	20	85
Charge to income statement
- continuing operations	659	466	1,125	599	437	1,036	719	716	1,435
Unwind of discount (recognised in interest income)	(53)	(48)	(101)	(51)	(52)	(103)	(60)	(67)	(127)

At end of period	10,358	11,395	21,753	10,266	11,228	21,494	8,944	11,353	20,297

Provisions at 30 June 2013 include £83 million in respect of loans and advances to banks (31 March 2013 and 30 June 2012 - £119 million). The table above excludes impairments relating to securities.

5.  Pensions
Pension costs for the half year ended 30 June 2013 amounted to £297 million (H1 2012 - £304 million; Q2 2013 - £149 million; Q1 2013 - £148 million and Q2 2012 - £150 million). Defined benefit schemes charges are based on the actuarially determined pension cost rates at 31 December 2012.

The Group and the Trustees of The Royal Bank of Scotland Group Pension Fund agreed the funding valuation as at 31 March 2010 during 2011. It showed that the value of liabilities exceeded the value of assets by £3.5 billion as at 31 March 2010, a ratio of assets to liabilities of 84%. In order to eliminate this deficit, the Group will pay additional contributions each year over the period 2011 to 2018. Contributions started at £375 million per annum in 2011, increasing to £400 million per annum in 2013 and from 2016 onwards will be further increased in line with price inflation. These contributions are in addition to the regular annual contributions of around £250 million for future accrual benefits.

A funding valuation as at 31 March 2013 is currently in progress.

Notes (continued)

6.  Tax
The actual tax charge differs from the expected tax (charge)/credit computed by applying the standard UK corporation tax rate of 23.25% (2012 - 24.5%).

	Half year ended		Quarter ended
	30 June 2013	30 June 2012*	30 June 2013	31 March 2013	30 June 2012*
	£m	£m	£m	£m	£m

Profit/(loss) before tax	1,374	(1,682)	548	826	(168)

Expected tax (charge)/credit	(319)	412	(127)	(192)	41
Losses in period where no deferred tax asset recognised	(116)	(253)	(44)	(72)	(80)
Foreign profits taxed at other rates	(120)	(211)	(32)	(88)	(109)
UK tax rate change impact	-	(46)	-	-	(16)
Unrecognised timing differences	(12)	14	(15)	3	14
Items not allowed for tax
- UK bank levy	(29)	(37)	(9)	(20)	(19)
- regulatory and legal actions	(90)	-	(90)	-	-
- employee share schemes	(14)	(29)	(7)	(7)	(14)
- other disallowable items	(82)	(76)	(45)	(37)	(21)
Non-taxable items
- loss on sale of RBS Aviation Capital	-	27	-	-	27
- other non-taxable items	86	26	31	55	2
Taxable foreign exchange movements	(2)	(2)	(4)	2	(3)
Losses brought forward and utilised	27	11	22	5	(4)
Reduction in carrying value of deferred tax asset in respect of losses in Australia	-	(182)	-	-	(21)
Adjustments in respect of prior periods	(7)	(53)	(8)	1	(58)

Actual tax charge	(678)	(399)	(328)	(350)	(261)

*Restated - see page 77.

The high tax charge for the half year ended 30 June 2013 reflects profits in high tax regimes (principally US) and losses in low tax regimes (principally Ireland) and losses in overseas subsidiaries for which a deferred tax asset has not been recognised (principally Ireland) and non-deductible regulatory and other items.

The Group has recognised a deferred tax asset at 30 June 2013 of £3,344 million (31 March 2013 - £3,280 million; 31 December 2012 - £3,443 million) and a deferred tax liability at 30 June 2013 of £694 million (31 March 2013 - £1,019 million; 31 December 2012 - £1,141 million). These include amounts recognised in respect of UK trading losses of £2,900 million (31 March 2013 - £2,867 million; 31 December 2012 - £3,072 million). Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The Group has considered the carrying value of this asset as at 30 June 2013 and concluded that it is recoverable based on future profit projections.

In recent years the UK Government has steadily reduced the rate of UK corporation tax, with the latest rates substantively enacted in July 2013 now standing at 21% with effect from 1 April 2014 and 20% with effect from 1 April 2015. In accordance with IFRS, the deferred tax assets and liabilities at 30 June 2013 have been calculated at 23% being the rate enacted at the balance sheet date. Had the recently enacted rates applied at 30 June 2013, the additional tax charge to the income statement is estimated to be £170 million and the net deferred tax asset would have reduced by £285 million.

Notes (continued)

7.  Profit/(loss) attributable to non-controlling interests

	Half year ended		Quarter ended
	30 June 2013	30 June 2012*	30 June 2013	31 March 2013	30 June 2012*
	£m	£m	£m	£m	£m

RBS Sempra Commodities JV	(2)	4	-	(2)	4
RFS Holdings BV Consortium Members	113	(35)	-	113	(16)
Direct Line Group	19	-	-	19	-
Other	(13)	6	(14)	1	1

Profit/(loss) attributable to non-controlling interests	117	(25)	(14)	131	(11)

8.  Dividends
Dividends paid to preference shareholders and paid-in equity holders are as follows:

	Half year ended		Quarter ended
	30 June 2013	30 June 2012*	30 June 2013	31 March 2013	30 June 2012*
	£m	£m	£m	£m	£m

Preference shareholders
Non-cumulative preference shares of US$0.01	116	43	45	71	43
Non-cumulative preference shares of €0.01	35	33	35	-	33
Non-cumulative preference shares of £1	1	-	1	-	-

Paid-in equity holders
Interest on securities classified as equity, net of tax	30	6	20	10	6

	182	82	101	81	82

The Group has now resumed payments on all discretionary non-equity capital instruments following the end of the European Commission ban in 2012 for RBSG and 2013 for RBS N.V. Future coupons and dividends on hybrid capital instruments will only be paid subject to, and in accordance with, the terms of the relevant instruments.

In the context of recent macro-prudential policy discussions, the Board of RBSG has decided to partially neutralise any impact on Core Tier 1 capital of coupon and dividend payments in respect of RBSG hybrid capital instruments and the RBS N.V. Trust Preferred Securities through an equity issuance of c.£300 million. Of this, approximately £135 million has been raised through the issue of new ordinary shares which was completed in July 2013. A further £44 million has been raised through the sale of surplus shares held by the Group's Employee Benefit Trust during Q2 2013. RBSG expects to issue a further c.£120 million of new ordinary shares over the remainder of the year and will also undertake several small asset sales to further neutralise the impacts.

*Restated - see page 77.

Notes (continued)

9.  Earnings per ordinary and B share
Earnings per ordinary and B share have been calculated based on the following:

	Half year ended		Quarter ended
	30 June 2013	30 June 2012*	30 June 2013	31 March 2013	30 June 2012*

Earnings
Profit/(loss) from continuing operations attributable to ordinary and B shareholders (£m)	425	(2,134)	140	285	(501)

Profit from discontinued operations attributable to ordinary and B shareholders (£m)	110	102	2	108	14

Ordinary shares in issue during the period (millions)	6,052	5,812	6,073	6,031	5,854
Effect of convertible B shares in issue during the period (millions)	5,100	5,100	5,100	5,100	5,100

Weighted average number of ordinary shares and effect of convertible B shares in issue during the period (millions)	11,152	10,912	11,173	11,131	10,954
Effect of dilutive share options and convertible securities (millions)	114	-	114	114	-

Diluted weighted average number of ordinary and B shares in issue during the period (millions)	11,266	10,912	11,287	11,245	10,954

Basic earnings/(loss) per ordinary and B share from continuing operations	3.8p	(19.6p)	1.2p	2.6p	(4.6p)
Own credit adjustments	(2.6p)	21.5p	(0.8p)	(1.8p)	4.1p
Payment Protection Insurance costs	1.3p	1.8p	1.3p	-	0.9p
Interest Rate Hedging Products redress and related costs	0.3p	-	-	0.3p	-
Regulatory and legal actions	3.4p	-	3.4p	-	-
Integration and restructuring costs	2.0p	4.4p	1.1p	0.9p	1.3p
(Gain)/loss on redemption of own debt	(1.7p)	(4.0p)	(2.1p)	0.4p	-
Asset Protection Scheme	-	0.3p	-	-	-
Amortisation of purchased intangible assets	0.5p	0.7p	0.2p	0.3p	0.3p
Strategic disposals	-	(1.3p)	(0.1p)	0.1p	(1.4p)

Adjusted earnings per ordinary and B share from continuing operations	7.0p	3.8p	4.2p	2.8p	0.6p
Loss from Non-Core division attributable to Ordinary and B shareholders	3.9p	4.8p	1.4p	2.5p	3.0p

Core adjusted earnings per ordinary and B share	10.9p	8.6p	5.6p	5.3p	3.6p

Memo: Core adjusted earnings per ordinary and B share assuming an expected tax rate of 23.25% (2012 - 24.5%)	15.3p	19.6p	7.4p	7.9p	9.0p

Diluted earnings/(loss) per ordinary and B share from continuing operations	3.8p	(19.6p)	1.2p	2.6p	(4.6p)

*Restated - see page 77.

Notes (continued)

10.  Segmental analysis

Analysis of divisional operating profit/(loss)
The following tables provide an analysis of divisional operating profit/(loss) by main income statement captions. The divisional income statements on pages 25 to 65 reflect certain presentational reallocations as described in the notes below. These do not affect the overall operating profit/(loss).

The ceding of control which resulted from the partial disposal of the Group's shareholding in Direct Line Group (DLG) has resulted in the Group no longer treating DLG as an operating segment. Comparative data have been restated.

	Net interest income	Non- interest income	Total income	Operating expenses	Impairment losses	Operating profit/(loss)
Half year ended 30 June 2013	£m	£m	£m	£m	£m	£m

UK Retail	1,952	451	2,403	(1,280)	(169)	954
UK Corporate	1,421	805	2,226	(1,094)	(379)	753
Wealth	331	214	545	(426)	(7)	112
International Banking	374	576	950	(660)	(154)	136
Ulster Bank	308	142	450	(276)	(503)	(329)
US Retail & Commercial	944	570	1,514	(1,100)	(51)	363
Markets (1)	55	1,807	1,862	(1,432)	(59)	371
Central items	75	217	292	(191)	3	104

Core	5,460	4,782	10,242	(6,459)	(1,319)	2,464
Non-Core (2)	(18)	384	366	(321)	(831)	(786)

Managed basis	5,442	5,166	10,608	(6,780)	(2,150)	1,678
Reconciling items
Own credit adjustments (3)	-	376	376	-	-	376
Payment Protection Insurance costs	-	-	-	(185)	-	(185)
Interest Rate Hedging Products redress and related costs	-	-	-	(50)	-	(50)
Regulatory and legal actions	-	-	-	(385)	-	(385)
Integration and restructuring costs	-	-	-	(271)	-	(271)
Gain on redemption of own debt	-	191	191	-	-	191
Amortisation of purchased intangible assets	-	-	-	(79)	-	(79)
RFS Holdings minority interest	(5)	102	97	2	-	99

Statutory basis	5,437	5,835	11,272	(7,748)	(2,150)	1,374

Notes:

(1)	Reallocation of £1 million between net interest income and non-interest income to record interest on financial assets and liabilities designated as at fair value through profit or loss.
(2)
Reallocation of £20 million between net interest income and non-interest income in respect of funding costs of rental assets, £19 million, and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £1 million.

(3)	Comprises £175 million gain included in 'Income from trading activities' and £201 million gain included in 'Other operating income' on a statutory basis.

Notes (continued)

10.  Segmental analysis: Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Impairment losses	Operating profit/(loss)
Half year ended 30 June 2012*	£m	£m	£m	£m	£m	£m

UK Retail	1,989	508	2,497	(1,288)	(295)	914
UK Corporate	1,528	884	2,412	(1,051)	(357)	1,004
Wealth	357	236	593	(467)	(22)	104
International Banking (1)	485	618	1,103	(777)	(62)	264
Ulster Bank	325	95	420	(258)	(717)	(555)
US Retail & Commercial	979	592	1,571	(1,193)	(47)	331
Markets (2)	48	2,752	2,800	(1,704)	(21)	1,075
Central items	7	12	19	(170)	(32)	(183)

Core	5,718	5,697	11,415	(6,908)	(1,553)	2,954
Non-Core (3)	112	158	270	(525)	(1,096)	(1,351)

Managed basis	5,830	5,855	11,685	(7,433)	(2,649)	1,603
Reconciling items
Own credit adjustments (4)	-	(2,974)	(2,974)	-	-	(2,974)
Payment Protection Insurance costs	-	-	-	(260)	-	(260)
Integration and restructuring costs	-	-	-	(619)	-	(619)
Gain on redemption of own debt	-	577	577	-	-	577
Asset Protection Scheme (5)	-	(45)	(45)	-	-	(45)
Amortisation of purchased intangible assets	-	-	-	(99)	-	(99)
Strategic disposals	-	152	152	-	-	152
RFS Holdings minority interest	(10)	(6)	(16)	(1)	-	(17)

Statutory basis	5,820	3,559	9,379	(8,412)	(2,649)	(1,682)

*Restated - see page 77.

Notes:

(1)	Reallocation of £9 million between net interest income and non-interest income in respect of funding costs of rental assets.
(2)	Reallocation of £8 million between net interest income and non-interest income to record interest on financial assets and liabilities designated as at fair value through profit or loss.
(3)
Reallocation of £89 million between net interest income and non-interest income in respect of funding costs of rental assets, £91 million and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £2 million.

(4)	Comprises £1,280 million loss included in 'Income from trading activities' and £1,694 million loss included in 'Other operating income' on a statutory basis.
(5)	Included in 'Income from trading activities' on a statutory basis.

Notes (continued)

10.  Segmental analysis: Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Impairment losses	Operating profit/(loss)
Quarter ended 30 June 2013	£m	£m	£m	£m	£m	£m

UK Retail	987	225	1,212	(646)	(89)	477
UK Corporate	715	427	1,142	(553)	(194)	395
Wealth	162	110	272	(214)	(2)	56
International Banking	177	291	468	(327)	(99)	42
Ulster Bank	154	88	242	(144)	(263)	(165)
US Retail & Commercial	473	278	751	(545)	(32)	174
Markets (1)	25	797	822	(686)	(43)	93
Central items	58	207	265	(128)	3	140

Core	2,751	2,423	5,174	(3,243)	(719)	1,212
Non-Core (2)	19	254	273	(156)	(398)	(281)

Managed basis	2,770	2,677	5,447	(3,399)	(1,117)	931
Reconciling items
Own credit adjustments (3)	-	127	127	-	-	127
Payment Protection Insurance costs	-	-	-	(185)	-	(185)
Regulatory and legal actions	-	-	-	(385)	-	(385)
Integration and restructuring costs	-	-	-	(149)	-	(149)
Gain on redemption of own debt	-	242	242	-	-	242
Amortisation of purchased intangible assets	-	-	-	(38)	-	(38)
Strategic disposals	-	6	6	-	-	6
RFS Holdings minority interest	(3)	1	(2)	1	-	(1)

Statutory basis	2,767	3,053	5,820	(4,155)	(1,117)	548

Notes:

(1)	Reallocation of £1 million between net interest income and non-interest income to record interest on financial assets and liabilities designated as at fair value through profit or loss.
(2)
Reallocation of £11 million between net interest income and non-interest income in respect of funding costs of rental assets, £10 million, and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £1 million.

(3)	Comprises £76 million gain included in 'Income from trading activities' and £51 million gain included in 'Other operating income' on a statutory basis.

Notes (continued)

10.  Segmental analysis: Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Impairment losses	Operating profit/(loss)
Quarter ended 31 March 2013	£m	£m	£m	£m	£m	£m

UK Retail	965	226	1,191	(634)	(80)	477
UK Corporate	706	378	1,084	(541)	(185)	358
Wealth	169	104	273	(212)	(5)	56
International Banking	197	285	482	(333)	(55)	94
Ulster Bank	154	54	208	(132)	(240)	(164)
US Retail & Commercial	471	292	763	(555)	(19)	189
Markets	30	1,010	1,040	(746)	(16)	278
Central items	17	10	27	(63)	-	(36)

Core	2,709	2,359	5,068	(3,216)	(600)	1,252
Non-Core (1)	(37)	130	93	(165)	(433)	(505)

Managed basis	2,672	2,489	5,161	(3,381)	(1,033)	747
Reconciling items
Own credit adjustments (2)	-	249	249	-	-	249
Interest Rate Hedging Products redress and related costs	-	-	-	(50)	-	(50)
Integration and restructuring costs	-	-	-	(122)	-	(122)
Loss on redemption of own debt	-	(51)	(51)	-	-	(51)
Amortisation of purchased intangible assets	-	-	-	(41)	-	(41)
Strategic disposals	-	(6)	(6)	-	-	(6)
RFS Holdings minority interest	(2)	101	99	1	-	100

Statutory basis	2,670	2,782	5,452	(3,593)	(1,033)	826

Notes:

(1)	Reallocation of £9 million between net interest income and non-interest income in respect of funding costs of rental assets.
(2)	Comprises £99 million gain included in 'Income from trading activities' and £150 million gain included in 'Other operating income' on a statutory basis.

Notes (continued)

10.  Segmental analysis: Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Impairment losses	Operating profit/(loss)
Quarter ended 30 June 2012*	£m	£m	£m	£m	£m	£m

UK Retail	988	242	1,230	(653)	(140)	437
UK Corporate	772	439	1,211	(518)	(181)	512
Wealth	178	125	303	(230)	(12)	61
International Banking	234	327	561	(367)	(27)	167
Ulster Bank	160	46	206	(128)	(323)	(245)
US Retail & Commercial	488	327	815	(558)	(28)	229
Markets	32	1,034	1,066	(796)	(19)	251
Central items	7	120	127	(122)	2	7

Core	2,859	2,660	5,519	(3,372)	(728)	1,419
Non-Core (1)	48	(47)	1	(262)	(607)	(868)

Managed basis	2,907	2,613	5,520	(3,634)	(1,335)	551
Reconciling items
Own credit adjustments (2)	-	(518)	(518)	-	-	(518)
Payment Protection Insurance costs	-	-	-	(135)	-	(135)
Integration and restructuring costs	-	-	-	(181)	-	(181)
Asset Protection Scheme (3)	-	(2)	(2)	-	-	(2)
Amortisation of purchased intangible assets	-	-	-	(51)	-	(51)
Strategic disposals	-	160	160	-	-	160
RFS Holdings minority interest	(2)	11	9	(1)	-	8

Statutory basis	2,905	2,264	5,169	(4,002)	(1,335)	(168)

*Restated - see page 77.

Notes:

(1)
Reallocation of £38 million between net interest income and non-interest income in respect of funding costs of rental assets, £40 million and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £2 million.

(2)	Comprises £271 million loss included in 'Income from trading activities' and £247 million loss included in 'Other operating income' on a statutory basis.
(3)	Included in 'Income from trading activities' on a statutory basis.

Notes (continued)

10. Segmental analysis (continued)

Total revenue by division

	Half year ended
	30 June 2013			30 June 2012*
	External	Inter segment	Total	External	Inter segment	Total
Total revenue	£m	£m	£m	£m	£m	£m

UK Retail	3,189	7	3,196	3,277	320	3,597
UK Corporate	2,284	44	2,328	2,541	40	2,581
Wealth	503	340	843	526	401	927
International Banking	1,153	233	1,386	1,409	189	1,598
Ulster Bank	549	36	585	557	(8)	549
US Retail & Commercial	1,644	50	1,694	1,757	67	1,824
Markets	2,217	2,430	4,647	3,199	2,805	6,004
Central items	1,566	4,665	6,231	1,280	8,379	9,659

Core	13,105	7,805	20,910	14,546	12,193	26,739
Non-Core	1,081	223	1,304	1,322	498	1,820

Managed basis	14,186	8,028	22,214	15,868	12,691	28,559
Reconciling items
Own credit adjustments	376	-	376	(2,974)	-	(2,974)
Gain on redemption of own debt	191	-	191	577	-	577
Asset Protection Scheme	-	-	-	(45)	-	(45)
Strategic disposals	-	-	-	152	-	152
RFS Holdings minority interest	102	-	102	(4)	-	(4)
Elimination of intra-group transactions	-	(8,028)	(8,028)	-	(12,691)	(12,691)

Statutory basis	14,855	-	14,855	13,574	-	13,574

	Quarter ended
	30 June 2013			31 March 2013			30 June 2012*
	External	Inter segment	Total	External	Inter segment	Total	External	Inter segment	Total
Total revenue	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,597	4	1,601	1,592	3	1,595	1,627	178	1,805
UK Corporate	1,169	20	1,189	1,115	24	1,139	1,262	22	1,284
Wealth	255	162	417	248	178	426	266	190	456
International Banking	573	111	684	580	122	702	709	89	798
Ulster Bank	289	17	306	260	19	279	267	(2)	265
US Retail & Commercial	813	25	838	831	25	856	900	32	932
Markets	1,010	1,346	2,356	1,207	1,084	2,291	1,265	1,294	2,559
Central items	874	2,320	3,194	692	2,345	3,037	715	4,477	5,192

Core	6,580	4,005	10,585	6,525	3,800	10,325	7,011	6,280	13,291
Non-Core	628	144	772	453	79	532	502	350	852

Managed basis	7,208	4,149	11,357	6,978	3,879	10,857	7,513	6,630	14,143
Reconciling items
Own credit adjustments	127	-	127	249	-	249	(518)	-	(518)
Gain/(loss) on redemption of own debt	242	-	242	(51)	-	(51)	-	-	-
Asset Protection Scheme	-	-	-	-	-	-	(2)	-	(2)
Strategic disposals	6	-	6	(6)	-	(6)	160	-	160
RFS Holdings minority interest	1	-	1	101	-	101	13	-	13
Elimination of intra-group transactions	-	(4,149)	(4,149)	-	(3,879)	(3,879)	-	(6,630)	(6,630)

Statutory basis	7,584	-	7,584	7,271	-	7,271	7,166	-	7,166

*Restated - see page 77.

Notes (continued)

10.  Segmental analysis (continued)

Total assets by division

	30 June 2013	31 March 2013	31 December 2012*
Total assets	£m	£m	£m

UK Retail	116,138	117,113	117,411
UK Corporate	107,606	109,931	110,158
Wealth	21,428	21,797	21,484
International Banking	51,891	54,430	53,091
Ulster Bank	30,514	30,818	30,754
US Retail & Commercial	74,577	76,991	72,902
Markets	632,290	709,050	714,303
Central items	130,751	128,748	115,239

Core	1,165,195	1,248,878	1,235,342
Non-Core	50,037	58,315	63,418

	1,215,232	1,307,193	1,298,760
Direct Line Group	-	-	12,697
RFS Holdings minority interest	997	980	838

	1,216,229	1,308,173	1,312,295

*Restated - see page 77.

Notes (continued)

11.  Financial instruments

Classification
The following tables analyse the Group's financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 with assets and liabilities outside the scope of IAS 39 shown separately.

	HFT (1)	DFV (2)	AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	89,613				89,613
Loans and advances to banks
- reverse repos	36,421	-	-	1,119				37,540
- other	13,653	-	-	16,588				30,241
Loans and advances to customers
- reverse repos	61,611	-	-	132				61,743
- other	22,477	80	-	388,931		7,304		418,792
Debt securities	70,520	610	63,241	3,831				138,202
Equity shares	9,664	414	1,345					11,423
Settlement balances	-	-	-	17,966				17,966
Derivatives	373,692							373,692
Intangible assets							13,997	13,997
Property, plant and equipment							9,300	9,300
Deferred tax							3,344	3,344
Interest in associated undertakings							2,500	2,500
Prepayments, accrued income and other assets	-	-	-	-	-		6,563	6,563
Assets of disposal groups							1,313	1,313

	588,038	1,104	64,586	518,180	-	7,304	37,017	1,216,229

Liabilities
Deposits by banks
- repos	27,627	-			6,792			34,419
- other	23,132	-			22,155			45,287
Customer accounts
- repos	87,014	-			2,307			89,321
- other	11,585	6,366			419,146			437,097
Debt securities in issue	9,321	20,676			49,724			79,721
Settlement balances	-	-			17,207			17,207
Short positions	27,979	-						27,979
Derivatives	370,047							370,047
Accruals, deferred income and other liabilities	-	-			1,729	10	12,637	14,376
Retirement benefit liabilities							3,579	3,579
Deferred tax							694	694
Subordinated liabilities	-	946			25,592			26,538
Liabilities of disposal groups							306	306

	556,705	27,988			544,652	10	17,216	1,146,571

Equity								69,658

								1,216,229
For the notes to this table refer to page 94.

Notes (continued)

11.  Financial instruments: Classification (continued)

	HFT (1)	DFV (2)	AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	79,290				79,290
Loans and advances to banks
- reverse repos	33,394	-	-	1,389				34,783
- other	13,265	-	-	15,903				29,168
Loans and advances to customers
- reverse repos	70,025	-	-	22				70,047
- other	24,841	189	-	397,824		7,234		430,088
Debt securities	78,340	873	73,737	4,488				157,438
Equity shares	13,329	533	1,370					15,232
Settlement balances	-	-	-	5,741				5,741
Derivatives	441,903							441,903
Intangible assets							13,545	13,545
Property, plant and equipment							9,784	9,784
Deferred tax							3,443	3,443
Interest in associated undertakings							776	776
Prepayments, accrued income and other assets	-	-	-	-	-		7,044	7,044
Assets of disposal groups							14,013	14,013

	675,097	1,595	75,107	504,657	-	7,234	48,605	1,312,295

Liabilities
Deposits by banks
- repos	36,370	-			7,962			44,332
- other	30,571	-			26,502			57,073
Customer accounts
- repos	82,224	-			5,816			88,040
- other	12,077	6,323			414,839			433,239
Debt securities in issue	10,879	23,614			60,099			94,592
Settlement balances	-	-			5,878			5,878
Short positions	27,591	-						27,591
Derivatives	434,333							434,333
Accruals, deferred income and other liabilities	-	-			1,684	12	13,105	14,801
Retirement benefit liabilities							3,884	3,884
Deferred tax							1,141	1,141
Subordinated liabilities	-	1,128			25,645			26,773
Liabilities of disposal groups							10,170	10,170

	634,045	31,065			548,425	12	28,300	1,241,847

Equity								70,448

								1,312,295

Notes:

(1)	Held-for-trading.
(2)	Designated as at fair value.
(3)	Available-for-sale.
(4)	Loans and receivables.

Notes (continued)

11.  Financial instruments (continued)

Valuation reserves
When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk. The following table shows credit valuation adjustments and other valuation reserves. Valuation adjustments represent an estimate of the adjustment to fair value that a market participant would make to incorporate the risk inherent in derivative exposures.

	30 June 2013	31 December 2012
	£m	£m

Credit valuation adjustments (CVA)
- monoline insurers	88	192
- credit derivative product companies (CDPC)	200	314
- other counterparties	1,969	2,308

	2,257	2,814

Other valuation reserves
- bid-offer	535	625
- funding valuation adjustment	472	475
- product and deal specific	790	763
- other	75	134

	1,872	1,997

Valuation reserves	4,129	4,811

Key points

•
The decrease in both monoline and CDPC CVA reflects a reduction in exposure as well as tightening credit spreads. The decrease in exposure reflected higher prices of monoline underlying reference assets and tighter credit spreads of CDPC underlying instruments, partially offset by the effect of Sterling weakening against US dollar.

•
The decrease in other counterparty CVA was driven by tighter credit spreads, reduction in exposure due to market movements and reserve releases on certain exposures following restructure. This was partially offset by counterparty rating downgrades and reduced recovery rate assumptions.

•	The decrease in bid-offer reserves reflects a reduction in underlying exposure in line with the Group's risk strategy.

Notes (continued)

11.  Financial instruments (continued)

Own credit
The cumulative own credit adjustment (OCA) recorded on securities held-for-trading (HFT), designated as at fair value through profit or loss (DFV) and derivative liabilities are set out below.

Cumulative OCA DR/(CR)(1)	Debt securities in issue (2)			Subordinated liabilities DFV £m	Total £m	Derivatives £m	Total (3) £m
	HFT £m	DFV £m	Total £m

30 June 2013	(488)	244	(244)	380	136	309	445
31 December 2012	(648)	56	(592)	362	(230)	259	29

Carrying values of underlying liabilities	£bn	£bn	£bn	£bn	£bn

30 June 2013	9.3	20.7	30.0	0.9	30.9
31 December 2012	10.9	23.6	34.5	1.1	35.6

Notes:

(1)	The OCA does not alter cash flows and is not used for performance management. It is disregarded for regulatory capital reporting purposes and will reverse over time as the liabilities mature.
(2)	Includes wholesale and retail note issuances.
(3)
The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserve is stated by conversion of underlying currency balances at spot rates for each period, whereas the income statement includes intra-period foreign exchange sell-offs.

Key points

•	The own credit adjustment increased during H1 2013 due to widening of RBS credit spreads.

•
Senior issued debt adjustments are determined with reference to secondary debt issuance spreads. At 30 June 2013, the five year spread widened by 37% to 140 basis points (31 December 2012 - 102 basis points).

Notes (continued)

11.  Financial instruments (continued)

Valuation hierarchy
The following tables show financial instruments carried at fair value on the Group's balance sheet by valuation hierarchy - level 1, level 2 and level 3. Refer to pages 393 and 394 in the Group's 2012 Annual Report and Accounts for control environment, valuation techniques, inputs to valuation models and discussion on level 3 sensitivities related to all financial instruments measured at fair value on a recurring basis. There have been no material changes to valuation or levelling approaches in the half year to 30 June 2013.

	30 June 2013
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Assets	£bn	£bn	£bn	£bn	£m	£m

Loans and advances to banks
- reverse repos	-	36.4	-	36.4	-	-
- derivative collateral	-	13.2	-	13.2	-	-
- other	-	0.1	0.4	0.5	40	(30)

	-	49.7	0.4	50.1	40	(30)

Loans and advances to customers
- reverse repos	-	61.5	-	61.5	-	-
- derivative collateral	-	20.2	-	20.2	-	-
- other	-	2.1	0.3	2.4	-	(60)

	-	83.8	0.3	84.1	-	(60)

Debt securities
- UK government	14.9	-	-	14.9	-	-
- US government	22.5	6.0	-	28.5	-	-
- other government	31.3	6.5	-	37.8	-	-
- corporate	-	1.9	0.3	2.2	10	(10)
- other financial institutions	2.0	45.0	4.0	51.0	280	(220)

	70.7	59.4	4.3	134.4	290	(230)

Equity shares	9.4	1.3	0.7	11.4	70	(130)

Derivatives
- foreign exchange	-	75.2	1.4	76.6	150	(50)
- interest rate	0.6	282.7	0.8	284.1	70	(60)
- credit	-	7.8	1.4	9.2	110	(150)
- equities and commodities	-	3.7	0.1	3.8	-	-

	0.6	369.4	3.7	373.7	330	(260)

	80.7	563.6	9.4	653.7	730	(710)

Proportion	12.3%	86.3%	1.4%	100%

Of which
Core	80.5	558.5	5.4	644.4
Non-Core	0.2	5.1	4.0	9.3

	80.7	563.6	9.4	653.7

For the notes to this table refer to page 103.

Notes (continued)

11.  Financial instruments: Valuation hierarchy (continued)

	31 December 2012
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Assets	£bn	£bn	£bn	£bn	£m	£m

Loans and advances to banks
- reverse repos	-	33.4	-	33.4	-	-
- derivative collateral	-	12.8	-	12.8	-	-
- other	-	0.1	0.4	0.5	50	(30)

	-	46.3	0.4	46.7	50	(30)

Loans and advances to customers
- reverse repos	-	70.0	-	70.0	-	-
- derivative collateral	-	22.5	-	22.5	-	-
- other	-	1.9	0.6	2.5	90	(40)

	-	94.4	0.6	95.0	90	(40)

Debt securities
- UK government	15.6	0.1	-	15.7	-	-
- US government	31.0	5.4	-	36.4	-	-
- other government	34.4	8.9	-	43.3	-	-
- corporate	-	2.2	0.1	2.3	10	(10)
- other financial institutions	2.6	48.0	4.7	55.3	360	(180)

	83.6	64.6	4.8	153.0	370	(190)

Equity shares	13.1	1.3	0.8	15.2	60	(100)

Derivatives
- foreign exchange	-	61.7	1.4	63.1	140	(40)
- interest rate	0.1	362.7	0.6	363.4	60	(80)
- credit	-	9.3	1.7	11.0	230	(230)
- equities and commodities	-	4.3	0.1	4.4	-	-

	0.1	438.0	3.8	441.9	430	(350)

	96.8	644.6	10.4	751.8	1,000	(710)

Proportion	12.9%	85.7%	1.4%	100%

Of which
Core	96.4	637.3	5.6	739.3
Non-Core	0.4	7.3	4.8	12.5

	96.8	644.6	10.4	751.8

For the notes to this table refer to page 103.

Notes (continued)

11.  Financial instruments: Valuation hierarchy (continued)
The following tables detail asset-backed securities (ABS) included within debt securities on pages 97 and 98.

					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
30 June 2013	£bn	£bn	£bn	£bn	£m	£m

RMBS (3)	-	37.0	0.8	37.8	80	(80)
CMBS (4)	-	4.2	0.2	4.4	10	(10)
CDO (5)	-	-	0.4	0.4	60	(10)
CLO (6)	-	0.6	2.0	2.6	80	(70)
Other	-	1.7	0.3	2.0	20	(10)

Total	-	43.5	3.7	47.2	250	(180)

31 December 2012

RMBS (3)	-	38.5	0.9	39.4	40	(50)
CMBS (4)	-	3.7	-	3.7	-	-
CDO (5)	-	0.2	0.5	0.7	80	(10)
CLO (6)	-	0.6	2.4	3.0	120	(50)
Other	-	2.1	0.4	2.5	50	(10)

Total	-	45.1	4.2	49.3	290	(120)

For the notes to this table refer to page 103.

Notes (continued)

11.  Financial instruments: Valuation hierarchy (continued)
The following tables detail available-for-sale assets (AFS) included within debt securities and equity shares on pages 97 and 98.

	30 June 2013
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
AFS debt securities	£bn	£bn	£bn	£bn	£m	£m

- UK government	6.7	-	-	6.7	-	-
- US government	12.4	4.2	-	16.6	-	-
- other government	8.7	3.8	-	12.5	-	-
- corporate	-	-	0.1	0.1	-	-
- other financial institutions	0.4	24.5	2.4	27.3	90	(70)

	28.2	32.5	2.5	63.2	90	(70)

Of which ABS (7)
RMBS (3)	-	21.9	0.1	22.0	-	-
CMBS (4)	-	3.1	0.1	3.2	10	(10)
CDO (5)	-	-	0.4	0.4	50	(10)
CLO (6)	-	0.2	1.6	1.8	10	(20)
Other	-	0.9	0.2	1.1	10	(10)

Equity shares	0.2	0.8	0.4	1.4	20	(100)

	28.4	33.3	2.9	64.6	110	(170)

Of which
Core	28.4	32.7	0.6	61.7
Non-Core	-	0.6	2.3	2.9

	28.4	33.3	2.9	64.6

AFS debt securities	31 December 2012

- UK government	8.0	-	-	8.0	-	-
- US government	15.5	3.5	-	19.0	-	-
- other government	10.7	5.3	-	16.0	-	-
- corporate	-	0.1	0.1	0.2	10	-
- other financial institutions	0.5	27.1	2.9	30.5	170	(40)

	34.7	36.0	3.0	73.7	180	(40)

Of which ABS (7)
RMBS (3)	-	23.3	0.2	23.5	10	-
CMBS (4)	-	2.3	-	2.3	-	-
CDO (5)	-	0.1	0.5	0.6	70	(10)
CLO (6)	-	0.4	1.9	2.3	50	(10)
Other	-	1.3	0.2	1.5	20	(10)

Equity shares	0.3	0.7	0.4	1.4	30	(40)

	35.0	36.7	3.4	75.1	210	(80)

Of which
Core	34.9	35.7	0.6	71.2
Non-Core	0.1	1.0	2.8	3.9

	35.0	36.7	3.4	75.1

For the notes to this table refer to page 103.

Notes (continued)

11.  Financial instruments: Valuation hierarchy (continued)

	30 June 2013
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Liabilities	£bn	£bn	£bn	£bn	£m	£m

Deposits by banks
- repos	-	27.6	-	27.6	-	-
- derivative collateral	-	22.2	-	22.2	-	-
- other	-	0.9	0.1	1.0	-	(20)

	-	50.7	0.1	50.8	-	(20)

Customer accounts
- repos	-	87.0	-	87.0	-	-
- derivative collateral	-	8.4	-	8.4	-	-
- other	-	9.5	0.1	9.6	-	-

	-	104.9	0.1	105.0	-	-

Debt securities in issue	-	28.1	1.9	30.0	30	(90)

Short positions	23.9	4.1	-	28.0	-	-

Derivatives
- foreign exchange	-	82.8	0.6	83.4	70	(50)
- interest rate	0.5	270.0	0.4	270.9	20	(20)
- credit	-	7.4	1.2	8.6	60	(90)
- equities and commodities	-	6.3	0.8	7.1	10	(10)

	0.5	366.5	3.0	370.0	160	(170)

Subordinated liabilities	-	0.9	-	0.9	-	-

	24.4	555.2	5.1	584.7	190	(280)

Proportion	4.2%	95.0%	0.8%	100%

Of which
Core	24.4	553.1	5.0	582.5
Non-Core	-	2.1	0.1	2.2

	24.4	555.2	5.1	584.7

For the notes to this table refer to page 103.

Notes (continued)

11.  Financial instruments: Valuation hierarchy (continued)

	31 December 2012
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Liabilities	£bn	£bn	£bn	£bn	£m	£m

Deposits by banks
- repos	-	36.4	-	36.4	-	-
- derivative collateral	-	28.6	-	28.6	-	-
- other	-	1.9	0.1	2.0	-	(20)

	-	66.9	0.1	67.0	-	(20)

Customer accounts
- repos	-	82.2	-	82.2	-	-
- derivative collateral	-	8.0	-	8.0	-	-
- other	-	10.3	0.1	10.4	30	(30)

	-	100.5	0.1	100.6	30	(30)

Debt securities in issue	-	33.1	1.4	34.5	60	(70)

Short positions	23.6	4.0	-	27.6	-	-

Derivatives
- foreign exchange	-	69.3	1.2	70.5	70	(30)
- interest rate	0.1	345.0	0.4	345.5	20	(20)
- credit - other	-	9.6	0.8	10.4	40	(90)
- equities and commodities	-	7.0	0.9	7.9	10	(10)

	0.1	430.9	3.3	434.3	140	(150)

Subordinated liabilities	-	1.1	-	1.1	-	-

	23.7	636.5	4.9	665.1	230	(270)

Proportion	3.6%	95.7%	0.7%	100%

Of which
Core	23.7	634.4	4.7	662.8
Non-Core	-	2.1	0.2	2.3

	23.7	636.5	4.9	665.1

For the notes to this table refer to page 103.

Notes (continued)

11.  Financial instruments: Valuation hierarchy (continued)

Notes:

(1)
Level 1: valued using unadjusted quoted prices in active markets, for identical financial instruments. Examples include G10 government securities, listed equity shares, certain exchange-traded derivatives and certain US agency securities.

Level 2: valued using techniques based significantly on observable market data. Instruments in this category are valued using:
(a)     quoted prices for similar instruments or identical instruments in markets which are not considered to be active; or
(b)     valuation techniques where all the inputs that have a significant effect on the valuations are directly or indirectly based on observable market data.

The type of instruments that trade in markets that are not considered to be active, but are based on quoted market prices, banker dealer quotations, or alternative pricing sources with reasonable levels of price transparency and those instruments valued using techniques include non-G10 government securities, most government agency securities, investment-grade corporate bonds, certain mortgage products, including CLOs, most bank loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most notes issued, and certain money market securities and loan commitments and most OTC derivatives.

Level 3: instruments in this category have been valued using a valuation technique where at least one input which could have a significant effect on the instrument's valuation, is not based on observable market data. Where inputs can be observed from market data without undue cost and effort, the observed input is used. Otherwise, the Group determines a reasonable level for the input. Financial instruments primarily include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, certain emerging markets instruments, unlisted equity shares, certain residual interests in securitisations, majority of CDOs, other mortgage-backed products and less liquid debt securities, certain structured debt securities in issue, and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

(2)
Sensitivity represents the favourable and unfavourable effect respectively on the income statement or the statement of comprehensive income due to reasonably possible changes to valuations using reasonably possible alternative inputs in the Group's valuation techniques or models. Level 3 sensitivities are calculated at a sub-portfolio level and hence these aggregated figures do not reflect the correlation between some of the sensitivities. In particular, for some of the portfolios, the sensitivities may be negatively correlated where a downward movement in one asset would produce an upward movement in another, but due to the additive presentation above, this correlation cannot be observed.

(3)	Residential mortgage-backed securities.
(4)	Commercial mortgage-backed securities.
(5)	Collateralised debt obligations.
(6)	Collateralised loan obligations.
(7)	Asset-backed securities.
(8)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred.

Notes (continued)

11.  Financial instruments: Valuation hierarchy (continued)

Key points

•
Total assets carried at fair value decreased by £98.1 billion in the first half of 2013 to £653.7 billion, principally reflecting decreases in derivative assets (£68.2 billion), debt securities (£18.6 billion), reverse repos (£5.5 billion), equity shares (£3.8 billion) and derivative collateral (£1.9 billion).

•
Total liabilities carried at fair value decreased by £80.4 billion, with decreases in derivative liabilities (£64.3 billion), derivative collateral (£6.0 billion), debt securities in issue (£4.5 billion), repos (£4.0 billion) and deposits (£1.8 billion).

•	Level 3 instruments are primarily in Markets, comprising instruments held in the normal course of business, and Non-Core, relating to legacy securities and derivatives positions.

•
Level 3 assets of £9.4 billion represented 1.4% (31 December 2012 - £10.4 billion, 1.4%), a decrease of £1.0 billion. This reflected sales, maturities and amortisation of instruments, particularly securities in Non-Core.

•	Level 3 liabilities of £5.1 billion increased by £0.2 billion due to issuances offset by settlement and maturities of instruments.

•
Improvements in price discovery resulted in £0.4 billion each of assets and liabilities, principally derivatives transfers from level 3 to level 2. Transfers from level 2 to level 3 comprised: derivatives (assets £0.5 billion and liabilities £0.3 billion), debt securities in issue of £0.6 billion and debt securities £0.3 billion relating to securities, primarily ABS, in Non-Core. Market illiquidity towards the end of June was a major cause for the transfers. There were no significant transfers between level 1 and level 2.

•
The favourable and unfavourable effects of reasonably possible alternative assumptions on level 3 instruments carried at fair value were £0.7 billion (31 December 2012 - £1.0 billion) and £0.7 billion (31 December 2012 - £0.7 billion) respectively.

Notes (continued)

11.  Financial instruments: Movement in level 3 portfolios

		(Losses)/gains		Level 3 transfers								IS on balances at period end
	At 1 January 2013	Income statement (IS) (1)	SOCi (2)	In	Out	Purchases	Issuances	Settlements	Sales	Foreign exchange and other	At 30 June 2013	Unrealised	Realised
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
FVTPL (3)
Loans and advances
- banks	382	22	-	-	-	-	-	-	-	1	405	(1)	19
- customers	562	(4)	-	84	(5)	37	-	(41)	(407)	20	246	(5)	1
Debt securities	1,938	106	-	184	(39)	434	-	(80)	(712)	(4)	1,827	30	39
Equity shares	396	1	-	43	(62)	49	-	(9)	(93)	9	334	(44)	9
Derivatives	3,789	(107)	-	450	(332)	243	-	(302)	(122)	48	3,667	(107)	1

FVTPL assets	7,067	18	-	761	(438)	763	-	(432)	(1,334)	74	6,479	(127)	69

Available-for-sale (AFS)
Debt securities	2,948	50	138	139	-	-	-	(508)	(252)	(7)	2,508	37	10
Equity shares	390	14	(16)	17	-	17	-	(4)	(26)	(2)	390	(4)	2

AFS assets	3,338	64	122	156	-	17	-	(512)	(278)	(9)	2,898	33	12

	10,405	82	122	917	(438)	780	-	(944)	(1,612)	65	9,377	(94)	81

Of which ABS:							-
- FVTPL	1,350	168	-	144	(32)	398	-	(79)	(673)	15	1,291	99	31
- AFS	2,815	38	147	129	-	-	-	(490)	(238)	(12)	2,389	28	8

Liabilities
Deposits	168	(17)	-	42	(31)	-	23	-	(1)	-	184	(24)	7
Debt securities in issue	1,363	29	-	588	(140)	-	442	(391)	-	(10)	1,881	23	-
Short positions	2	(1)	-	6	-	1	-	-	-	(1)	7	-	-
Derivatives	3,317	(24)	-	306	(273)	184	-	(281)	(214)	33	3,048	52	-

	4,850	(13)	-	942	(444)	185	465	(672)	(215)	22	5,120	51	7

Net (losses)/gains	-	95	122	-	-	-	-	-	-	-	-	(145)	74

Notes:

(1)
Net gains on HFT instruments of £39 million (31 December 2012 - Net loss £1,528 million) and net gains on other instruments of £56 million (31 December 2012 - £141 million were recorded in other operating income, interest income and impairment losses as appropriate.

(2)	Statement of comprehensive income.
(3)	Fair value through profit or loss.

Notes (continued)

11.  Financial instruments (continued)
The table below shows a breakdown of valuation techniques and the ranges for those unobservable inputs used in valuation models and techniques that have a material impact on the valuation of Level 3 financial instruments. The table excludes unobservable inputs where the impact on valuation is less significant. Movements in the underlying input may have a favourable or unfavourable impact on the valuation depending on the particular terms of the contract and the exposure. For example an increase in the credit spread of a bond would be favourable for the issuer and unfavourable for the note holder. Whilst we indicate where we consider that there are significant relationships between the inputs, these inter-relationships will be affected by macro economic factors including interest rates, foreign exchange rates or equity index levels.

	Level 3 (£bn)				Range
Financial instruments	Assets	Liabilities	Valuation technique	Unobservable inputs	Low	High

Loans	0.7	0.2	Price based	Price (2)	26%	100%

			Discounted cash flow model (DCF)	Credit spreads (3)	93bps	804bps
				Recovery rates (4)	0%	80%
				Discount margin (3)	90bps	110bps

Deposits		0.2	Option pricing	Volatility (5)	18%	32%

Debt securities
RMBS	0.8		Price based	Price (2)	0%	103%

			DCF	Cumulative loss rate (6)	90%	100%

CMBS	0.2		Price based	Price (2)	0%	100%

CDO and CLO	2.4		Price based	Price (2)	0%	100%

			DCF	Yield (2)	5%	25%
				Constant default rates (7)	2%	5%
				Recovery rates (4)	10%	70%
				Conditional prepayment rate (CPR) (8)	0%	30%

Other ABS	0.3		Price based	Price (2)	0%	100%

			DCF	Discount margin (3)	101bps	209bps

Other debt securities	0.6		DCF	Credit spreads (3)	97bps	105bps

Equity securities	0.7		Price based	Price (2)	0.91x	1.09x

			EBITDA multiple	EBITDA multiple (9)	0.96x	16.4x

			DCF	Discount rate (10)	20%	100%
				Recovery rates (4)	0%	70%

Derivatives
Foreign exchange	1.4	0.6	DCF	Correlation (11)	11%	100%

			Option pricing model	Volatility (5)	7%	25%

Interest rate	0.8	0.4	Option pricing model	Correlation (11)	(60%)	100%

			DCF	Discount margin (3)	90%	110%
				CPR (8)	2%	20%

Equities and commodities	0.1	0.8	Option pricing model	Volatility (5)	8%	31%

Credit	1.4	1.2	Price based	Price (2)	0%	100%

			DCF based on defaults and recoveries	Recovery rates (4)	0%	95%
				Upfront points (12)	0%	100%
				CPR (8)	1%	20%
				Credit spreads (3)	5bps	800bps

Notes (continued)

11.  Financial instruments (continued)

Notes:

(1)	Level 3 structured issued debt securities of £1.9 billion is not included in the table above. Its is valued in the same way as the embedded derivative component.
(2)
Price and yield: There may be a range of price based information used for evaluating the value of an instrument. This may be a direct comparison of one instrument or portfolio with another or the movements in a more liquid instrument maybe used to indicate the movement in a less observably priced instrument. The comparison may also be indirect in that adjustments are made to the price to reflect differences between the pricing source and the instrument being valued, for example different maturity, credit quality, seniority or expected payouts. Similarly to price, an instrument's yield may be compared to other instruments either directly or indirectly to evaluate the value of the instrument. Prices move inversely to yields.

(3)
Credit spread and discount margin: Credit spreads and margins express the return required over a benchmark rate or index to compensate for the credit risk associated with a cash instrument. A higher credit spread would indicate that the underlying instrument has more credit risk associated with it. Consequently, investors require a higher yield to compensate for the higher risk. The discount rate comprises credit spread or margin plus the benchmark rate; it is used to value future cash flows.

(4)
Recovery rate: Reflects market expectations about the return of principal for a debt instrument or other obligations after a credit event or on liquidation. Recovery rates tend to move conversely to credit spreads.

(5)	Volatility: A measure of the tendency of a price to change with time.
(6)
Cumulative loss rate: This is a measure of the expected rate of losses in an underlying portfolio of mortgages or other receivables. The higher the cumulative losses the lower the value of the underlying portfolio. Cumulative losses tend to move conversely to prepayment rates and in line with constant default rates.

(7)
Constant default rate: The measure of the annualised default rate on a portfolio. The higher the rate, the higher the expected number of defaults and the expected losses. The constant default rate tend to move conversely to the conditional prepayment rate. An increase in the constant default rate likely reduces the value of an asset.

(8)
Conditional prepayment rate: The measure of the rate at which underlying mortgages or loans are prepaid. An increase in prepayment rates in a portfolio may increase or decrease its value depending upon the credit quality and payment terms of the underlying loans. For example an increase in prepayment rate of a portfolio of high credit quality underlying assets may reduce the value and size of the portfolio whereas for lower credit quality underlyings it may increase the value.

(9)
EBITDA (earnings before interest, tax, depreciation and amortisation) multiple: This is a commonly used valuation technique for equity holdings. The EBITDA of a company is used as a proxy for the future cash flows and when multiplied by an appropriate factor gives an estimate for the value of the company..

(10)	Discount rate: The rate at which future cash flows are discounted. A higher discount rate reduces the present value of future cash flows.
(11)
Correlation: Measures the degree by which two prices or other variables are observed to move together. If they move in the same direction there is positive correlation; if they move in opposite directions there is negative correlation. Correlations typically include relationships between: default probabilities of assets in a basket (a group of separate assets), exchange rates, interest rates and other financial variables.

(12)
Upfront points: These are similar to credit spreads in that a higher figure is a measure of increased credit risk. A credit derivative price can be quoted on either credit spread or upfront points basis and the two can be considered a near equivalent from a risk perspective. As with credit spreads higher upfront points indicate that the underlying entity has a higher credit risk associated with it.

(13)	The Group does not have any material liabilities measured at fair value that are issued with an inseparable third party credit enhancement.

Notes (continued)

11.  Financial instruments (continued)

Fair value of financial instruments not carried at fair value
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

Valuation methodologies employed in calculating the fair value of financial assets and liabilities carried at amortised cost are consistent with the Group's 2012 Annual Report and Accounts disclosure.

	30 June 2013		31 December 2012
	Carrying value	Fair value	Carrying value	Fair value
	£bn	£bn	£bn	£bn

Financial assets
Loans and advances to banks	17.7	17.7	17.3	17.3
Loans and advances to customers	396.4	379.0	405.1	385.4
Debt securities	3.8	3.5	4.5	4.0

Financial liabilities
Deposits by banks	28.9	28.9	34.5	34.5
Customer accounts	421.5	421.7	420.7	421.0
Debt securities in issue	49.7	49.8	60.1	59.8
Subordinated liabilities	25.6	23.9	25.6	24.3

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgments covering prepayments, credit risk and discount rates. Furthermore there is a wide range of potential valuation techniques. Changes in these assumptions would significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

For certain short-term financial instruments, fair value approximates to carrying value: cash and balances at central banks, settlement balances and notes in circulation.

12.  Available-for-sale reserve

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
Available-for-sale reserve	£m	£m	£m	£m	£m

At beginning of period	(346)	(957)	(10)	(346)	(439)
Unrealised gains/(losses)	14	1,152	(568)	582	428
Realised gains	(605)	(582)	(441)	(164)	(370)
Tax	333	(63)	305	28	(69)
Recycled to profit or loss on disposal of businesses	(110)	-	-	(110)	-

At end of period	(714)	(450)	(714)	(10)	(450)

Key points

•
The H1 2013 movement largely reflects realised gains of £605 million, principally in Group Treasury, £460 million and US Retail & Commercial, £61 million on the sale of high quality UK, US and German sovereign bonds.

•
The unrealised losses of £568 million in Q2 primarily relate to Group Treasury as bond yields returned to year end levels. Sales of high quality UK, US and German sovereign bonds also contributed significantly to the realised gains during the quarter.

Notes (continued)

13. Contingent liabilities and commitments

	30 June 2013			31 March 2013			31 December 2012
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	19,099	885	19,984	18,839	956	19,795	18,251	913	19,164
Other	9,980	73	10,053	10,453	79	10,532	10,628	69	10,697

	29,079	958	30,037	29,292	1,035	30,327	28,879	982	29,861

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	213,909	2,983	216,892	213,301	5,378	218,679	209,892	5,916	215,808
Other	1,368	2	1,370	1,712	8	1,720	1,971	5	1,976

	215,277	2,985	218,262	215,013	5,386	220,399	211,863	5,921	217,784

Contingent liabilities and commitments	244,356	3,943	248,299	244,305	6,421	250,726	240,742	6,903	247,645

Additional contingent liabilities arise in the normal course of the Group's business. It is not anticipated that any material loss will arise from these transactions.

14.  Litigation, investigations and reviews
The Group and certain Group members are party to legal proceedings, investigations and regulatory matters in the United Kingdom, the United States and other jurisdictions, arising out of their normal business operations. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of the Group incurring a liability. The Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation which has arisen as a result of past events, and for which a reliable estimate can be made of the amount of the obligation.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. The Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

While the outcome of the legal proceedings, investigations and regulatory matters in which the Group is involved is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory matters as at 30 June 2013.

Notes (continued)

14.  Litigation, investigations and reviews (continued)
The material legal proceedings, investigations and reviews involving the Group are described below. If any such matters were resolved against the Group, these matters could, individually or in the aggregate, have a material adverse effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Litigation

Shareholder litigation
RBS and certain of its subsidiaries, together with certain current and former individual officers and directors were named as defendants in purported class actions filed in the United States District Court for the Southern District of New York involving holders of RBS preferred shares (the Preferred Shares litigation) and holders of American Depositary Receipts (the ADR claims).

In the Preferred Shares litigation, the consolidated amended complaint alleged certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserted claims under Sections 11, 12 and 15 of the US Securities Act of 1933, as amended (Securities Act). The putative class is composed of all persons who purchased or otherwise acquired Group Series Q, R, S, T and/or U non-cumulative dollar preference shares issued pursuant or traceable to the 8 April 2005 US Securities and Exchange Commission (SEC) registration statement. Plaintiffs sought unquantified damages on behalf of the putative class. The defendants moved to dismiss the complaint and briefing on the motions was completed in September 2011. On 4 September 2012, the Court dismissed the Preferred Shares litigation with prejudice. The plaintiffs have appealed the dismissal to the United States Court of Appeals for the Second Circuit. The appeal hearing is scheduled to be heard on 12 September 2013.

With respect to the ADR claims, a complaint was filed in January 2011 and a further complaint was filed in February 2011 asserting claims under Sections 10 and 20 of the US Securities Exchange Act of 1934, as amended (Exchange Act) on behalf of all persons who purchased or otherwise acquired the Group's American Depositary Receipts (ADRs) between 1 March 2007 and 19 January 2009. On 18 August 2011, these two ADR cases were consolidated and lead plaintiff and lead counsel were appointed. On 1 November 2011, the lead plaintiff filed a consolidated amended complaint asserting ADR-related claims under Sections 10 and 20 of the Exchange Act and Sections 11, 12 and 15 of the Securities Act. The defendants moved to dismiss the complaint in January 2012 and briefing on the motions was completed in April 2012. The Court heard oral argument on the motions on 19 July 2012. On 27 September 2012, the Court dismissed the ADR claims with prejudice. The plaintiffs have filed motions for reconsideration and for leave to re-plead their case.

Additionally, between March and July 2013, similar claims were issued in the High Court of Justice of England and Wales by sets of current and former shareholders, against the Group (and in one of those claims, also against certain former individual officers and directors). On 30 July 2013 these and other similar threatened claims were consolidated by the Court via a Group Litigation Order. The Group considers that it has substantial and credible legal and factual defences to these and other prospective claims that have been threatened in the United Kingdom and the Netherlands.

Notes (continued)

14.  Litigation, investigations and reviews (continued)

Litigation (continued)

Other securitisation and securities related litigation in the United States
Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the United States that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and purported class action suits. Together, the pending individual and class action cases involve the issuance of more than US$91 billion of mortgage-backed securities (MBS) issued primarily from 2005 to 2007. Although the allegations vary by claim, in general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued. Group companies have been named as defendants in more than 45 lawsuits brought by purchasers of MBS, including the purported class actions identified below.

Among these MBS lawsuits are six cases filed on 2 September 2011 by the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). The primary FHFA lawsuit is pending in the United States District Court for the District of Connecticut, and it relates to approximately US$32 billion of MBS for which Group entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter. The defendants' motion to dismiss FHFA's amended complaint in this case is pending, but the court has permitted discovery to commence. The other five FHFA lawsuits (against Ally Financial Group, Countrywide Financial Corporation, JP Morgan, Morgan Stanley, and Nomura) name RBS Securities Inc. as a defendant by virtue of the fact that it was an underwriter of some of the securities at issue. Four of these cases are part of a coordinated proceeding in the United States District Court for the Southern District of New York in which discovery is underway. The fifth case (the Countrywide matter) is pending in the United States District Court for the Central District of California.

Other MBS lawsuits against Group companies include two cases filed by the National Credit Union Administration Board (on behalf of US Central Federal Credit Union and Western Corporate Federal Credit Union) and eight cases filed by the Federal Home Loan Banks of Boston, Chicago, Indianapolis, Seattle and San Francisco.

The purported MBS class actions in which Group companies are defendants include New Jersey Carpenters Vacation Fund et al. v. The Royal Bank of Scotland plc et al.; New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al.; In re IndyMac Mortgage-Backed Securities Litigation; and Luther v. Countrywide Financial Corp. et al. and related cases (the "Luther Litigation"). On 25 June 2013, the plaintiffs in the Luther Litigation filed a motion requesting that the court approve a US$500 million settlement of their claims. The settlements amount is to be paid by Countrywide without contribution from the other defendants.

Certain other institutional investors have threatened to bring claims against the Group in connection with various mortgage-related offerings. The Group cannot predict whether any of these individual investors will pursue these threatened claims (or their outcome), but expects that several may. If such claims are asserted and were successful, the amounts involved may be material.

Notes (continued)

14.  Litigation, investigations and reviews (continued)

Litigation (continued)
In many of these actions, the Group has or will have contractual claims to indemnification from the issuers of the securities (where a Group company is underwriter) and/or the underlying mortgage originator (where a Group company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party.

With respect to the current claims described above, the Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously.

London Interbank Offered Rate (LIBOR)
Certain members of the Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR. The complaints are substantially similar and allege that certain members of the Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means. The Group considers that it has substantial and credible legal and factual defences to these and prospective claims and will defend them vigorously. It is possible that further claims may be threatened or brought in the US or elsewhere relating to the setting of interest rates or interest rate-related trading.

Details of LIBOR investigations and their outcomes affecting the Group are set out under 'Investigations and reviews' on page 113.

Credit Default Swap Antitrust Litigation
In May and July 2013, certain members of the Group, as well as a number of other banks, were named as defendants in four antitrust class actions filed in the U.S. District Court for the Northern District of Illinois. The complaints generally allege that defendants violated the U.S. antitrust laws by restraining competition in the market for credit default swaps through various means and thereby causing inflated bid-ask spreads for credit default swaps. The Group considers that it has substantial and credible legal and factual defenses to these claims and will defend them vigorously.

Madoff
In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC., filed a clawback claim against RBS N.V. in New York bankruptcy court. In the operative complaint, filed in August 2012, the trustee seeks to recover US$75.8 million in redemptions that RBS N.V. allegedly received from certain Madoff feeder funds and US$162.1 million that RBS N.V. allegedly received from its swap counterparties at a time when RBS N.V. allegedly 'knew or should have known of Madoff's possible fraud'. The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff's estate. A further claim, for US$21.8 million, was filed in October 2011. The Group considers that it has substantial and credible legal and factual defences to these claims and will defend them vigorously.

Notes (continued)

14. Litigation, investigations and reviews (continued)

Investigations and reviews
The Group's businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. The Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the United Kingdom, the European Union and the United States, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by governmental and regulatory authorities, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group's business activities or fines. Any of these events or circumstances could have a material adverse effect on the Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

The Group is co-operating fully with the investigations and reviews described below.

LIBOR and other trading rates
On 6 February 2013 the Group announced settlements with the Financial Services Authority in the United Kingdom, the United States Commodity Futures Trading Commission and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of the London Interbank Offered Rate (LIBOR). RBS agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR. RBS Securities Japan Limited agreed to enter a plea of guilty to one count of wire fraud relating to Yen LIBOR. On 12 April 2013, RBS Securities Japan Limited received a business improvement order from Japan's Financial Services Agency requiring RBS to take remedial steps to address certain matters, including inappropriate conduct in relation to Yen LIBOR. RBS Securities Japan Limited is taking steps to address the issues raised in compliance with that order. On 14 June 2013, RBS was listed amongst the 20 banks found by the Monetary Authority of Singapore (MAS) to have deficiencies in the governance, risk management, internal controls and surveillance systems relating to benchmark submissions following a finding by the MAS that certain traders made inappropriate attempts to influence benchmarks in the period 2007 - 2011. RBS has been ordered to set aside additional statutory reserves with MAS of SGD1-1.2 billion and to formulate a remediation plan.

The Group continues to co-operate with investigations by these and various other governmental and regulatory authorities, including in the US and Asia, into its submissions, communications and procedures relating to the setting of a number of trading rates, including LIBOR, other interest rate settings, ISDAFIX and non-deliverable forwards. The Group is also under investigation by competition authorities in a number of jurisdictions, including the European Commission and the Canadian Competition Bureau, stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading. The Group is also co-operating with these investigations.

Notes (continued)

14.  Litigation, investigations and reviews (continued)

Investigations and reviews (continued)

Technology incident
On 19 June 2012 the Group was affected by a technology incident, as a result of which the processing of certain customer accounts and payments were subject to considerable delay. The cause of the incident has been investigated by independent external counsel with the assistance of third party advisors. The Group has agreed to reimburse customers for any loss suffered as a result of the incident and the Group provided £175 million in 2012.

The incident, the Group's handling of the incident, and the systems and controls surrounding the processes affected, are the subject of regulatory enquiries in the UK and in the Republic of Ireland.

On 9 April 2013 the UK Financial Conduct Authority (FCA) announced that it had commenced an enforcement investigation into the incident. The FCA will reach its conclusions in due course and will decide whether or not it wishes to initiate enforcement action following that investigation. The Group is co-operating fully with the FCA's investigation.

The Group could also become a party to litigation in relation to the technology incident. In particular, the Group could face legal claims from those whose accounts were affected and could itself have claims against third parties.

Interest rate hedging products
In June 2012, following an industry wide review, the FSA announced that the Group and other UK banks had agreed to a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses who were classified as retail clients or private customers under FSA rules. On 31 January 2013, the FSA issued a report outlining the principles to which it wishes the Group and other UK banks to adhere in conducting the review and redress exercise.

The Group will provide fair and reasonable redress to non-sophisticated customers classified as retail clients or private customers, who were mis-sold interest rate hedging products. In relation to non-sophisticated customers classified as retail clients or private customers who were sold interest rate products other than interest rate caps on or after 1 December 2001 up to 29 June 2012, the Group is required to (i) make redress to customers sold structured collars; and (ii) write to customers sold other interest rate hedging products offering a review of their sale and, if it is appropriate in the individual circumstances, the Group will propose fair and reasonable redress on a case by case basis. Furthermore, non-sophisticated customers classified as retail clients or private customers who have purchased interest rate caps during the period on or after 1 December 2001 to 29 June 2012 will be entitled to approach the Group and request a review.

Notes (continued)

14.  Litigation, investigations and reviews (continued)

Investigations and reviews (continued)
The redress exercise and the past business review is being scrutinised by an independent reviewer, who will review and agree any redress, and will be overseen by the FCA.

The Group has agreed to a similar exercise and past business review in relation to the sale of interest rate hedging products in the Republic of Ireland to retail designated small and medium sized businesses.

The Group made a total provision of £700 million in 2012 and a further provision of £50 million was recorded during the half year ending 30 June 2013. As the actual amount that the Group will be required to pay will depend on the facts and circumstances of each case, there is no certainty as to the eventual costs of redress.

Retail banking
Since initiating an inquiry into retail banking in the European Union (EU) in 2005, the European Commission (EC) continues to keep retail banking under review. In late 2010 the EC launched an initiative pressing for greater transparency of bank fees and is currently proposing to legislate for increased harmonisation of terminology across Member States. The Group cannot predict the outcome of these actions at this stage.

FSA mystery shopping review
On 13 February 2013 the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review the FSA announced that firms involved were cooperative and agreed to take immediate action. The Group was one of the firms involved. The action required includes a review of the training provided to advisers, considering whether changes are necessary to advice processes and controls for new business, and undertaking a past business review to identify any historic poor advice (and where breaches of regulatory requirements are identified, to put this right for customers). The Group will be required to appoint an independent third party to either carry out or oversee this work. The scope and terms of the past business review and the appointment of the independent third party have not yet been determined. The Group cannot predict the outcome of this review at this stage.

Multilateral interchange fees
In 2007, the EC issued a decision that, while interchange is not illegal per se, MasterCard's multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EEA were in breach of competition law. MasterCard was required to withdraw (i.e. set to zero) the relevant cross-border MIF by 21 June 2008. MasterCard appealed against the decision to the General Court in March 2008, with the Group intervening in the appeal proceedings. The General Court heard MasterCard's appeal in July 2011 and issued its judgment in May 2012, upholding the EC's original decision. MasterCard has appealed further to the Court of Justice and the Group has intervened in these appeal proceedings. The appeal hearing took place on 4 July 2013 and the Court's decision is awaited. MasterCard negotiated interim cross border MIF levels to apply for the duration of the General Court proceedings. These MIF levels remain in place during the appeal before the Court of Justice.

Notes (continued)

14.  Litigation, investigations and reviews (continued)

Investigations and reviews (continued)
On 9 April 2013, the EC announced it was opening a new investigation into interbank fees payable in respect of payments made in the EEA by MasterCard cardholders from non-EEA countries.

In March 2008, the EC opened a formal inquiry into Visa's MIF arrangements for cross border payment card transactions with Visa branded debit and consumer credit cards in the EEA. In April 2009 the EC announced that it had issued Visa with a formal Statement of Objections. In April 2010 Visa announced it had reached an agreement with the EC as regards immediate cross border debit card MIF rates only and in December 2010 the commitments were finalised for a four year period commencing December 2010 under Article 9 of Regulation 1/2003. In July 2012 Visa made a request to re-open the settlement in order to modify the fee. The EC rejected the request and in October 2012 Visa filed an appeal to the General Court seeking to have that decision annulled. That appeal is ongoing. The EC is continuing its investigations into Visa's cross border MIF arrangements for deferred debit and credit transactions. On 31 July 2012 the EC announced that it had issued Visa with a supplementary Statement of Objections regarding consumer credit cards in the EEA. On 14 May 2013, the EC announced it had reached an agreement with Visa regarding immediate cross border credit card MIF rates. Prior to the agreement becoming legally binding, the EC is currently market testing the agreement by inviting comments on the proposals.

In addition, the EC has proposed a draft regulation on interchange fees for card payments. The draft regulation is subject to a consultation process, prior to being finalised and enacted. It is currently expected that the regulation will be enacted by the end of 2014/early 2015. The draft regulation proposes the capping of both cross-border and domestic MIF rates for debit and credit consumer cards, to take place in two phases. The draft regulation also sets out other proposals for reform including to the Honour All Cards Rule so merchants will be required to accept all cards with the same level of MIF but not cards with different MIF levels.

In the UK, the Office of Fair Trading (OFT) has ongoing investigations into domestic interchange fees applicable in respect of Visa and MasterCard consumer and commercial credit and debit card transactions. The OFT has not made a finding of an infringement of competition law and has not issued a Statement of Objections to any party in connection with those investigations. In February 2013 the OFT confirmed that while reserving its right to do so, it does not currently expect to issue Statements of Objections in respect of these investigations (if at all) prior to the handing down of the judgment of the Court of Justice in the matter of MasterCard's appeal against the EC's 2007 infringement decision.

The outcome of these ongoing investigations, proceedings and proposed regulation is not yet known, but they may have a material adverse effect on the structure and operation of four party card payment schemes in general and, therefore, on the Group's business in this sector.

Notes (continued)

14.  Litigation, investigations and reviews (continued)

Investigations and reviews (continued)

Payment Protection Insurance
The FSA conducted a broad industry thematic review of Payment Protection Insurance (PPI) sales practices and in September 2008, the FSA announced that it intended to escalate its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the Financial Ombudsman Service (FOS) and many of these are being upheld by the FOS against the banks.

The FSA published a final policy statement in August 2010 imposing significant changes with respect to the handling of complaints about the mis-selling of PPI. In October 2010, the British Bankers' Association (BBA) filed an application for judicial review of the FSA's policy statement and of related guidance issued by the FOS. In April 2011 the High Court issued judgment in favour of the FSA and the FOS and in May 2011 the BBA announced that it would not appeal that judgment. The Group then reached agreement with the FSA on a process for implementation of its policy statement and for the future handling of PPI complaints. Implementation of the agreed processes is currently under way. The Group has made provisions totalling £2.4 billion including a charge of £185 million in the six months to 30 June 2013.

Personal current accounts / retail banking
In July 2008 the OFT published a market study report into Personal Current Accounts (PCAs) raising concerns as regards the way the market was functioning. In October 2009 the OFT summarised initiatives agreed with industry to address these concerns. In December 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the PCA market in the UK, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes were required for the market to work in the best interests of bank customers. In March 2010, the OFT announced that it had secured agreement from the banks on four industry-wide initiatives designed to address its concerns, namely minimum standards on the operation of opt-outs from unarranged overdrafts, new working groups on information sharing with customers, best practice for PCA customers in financial difficulties and incurring charges, and PCA providers to publish their policies on dealing with PCA customers in financial difficulties. The OFT also announced that it would conduct six-monthly reviews and would also review the market again fully in 2012 and undertake a brief analysis on barriers to entry.

The first six-monthly review was completed in September 2010. The OFT noted progress in switching, transparency and unarranged overdrafts for the period March to September 2010 and highlighted further changes it wanted to see in the market. In March 2011, the OFT published the next update report in relation to PCAs. This noted further progress in improving consumer control over the use of unarranged overdrafts. In particular, the Lending Standards Board had led on producing standards and guidance to be included in a revised Lending Code. The OFT stated it would continue to monitor the market and would consider the need for, and appropriate timing of, further update reports in light of other developments, in particular the work of the UK Government's Independent Commission on Banking (ICB).

Notes (continued)

14.  Litigation, investigations and reviews (continued)

Investigations and reviews (continued)
Additionally, in May 2010, the OFT announced its review of barriers to entry. The review concerned retail banking and banking for small and medium size enterprises (SMEs) (up to £25 million turnover) and looked at products which require a banking licence to sell mortgages, loan products and, where appropriate, other products such as insurance or credit cards where cross-selling may facilitate entry or expansion. The OFT published its report in November 2010. It advised that it expected its review to be relevant to the ICB, the FSA, HM Treasury and the Department for Business, Innovation and Skills and to the devolved governments in the UK. The OFT did not indicate whether it would undertake any further work. The report maintained that barriers to entry remain, in particular regarding switching, branch networks and brands. At this stage, it is not possible to estimate the effect of the OFT's report and recommendations regarding barriers to entry upon the Group.

On 13 July 2012, the OFT launched its planned full review of the PCA market. The review was intended to consider whether the initiatives agreed by the OFT with banks to date have been successful and whether the market should be referred to the Competition Commission (CC) for a fuller market investigation.

The OFT's PCA report was published on 25 January 2013. The OFT acknowledged some specific improvements in the market since its last review but concluded that further changes are required to tackle ongoing concerns, including a lack of switching, the ability of consumers to compare products and the complexity of overdraft charges. However, the OFT recognises that a number of major developments are expected over the coming months including divestment of branches and improvements in account switching and assistance to customers to compare products and services. Therefore the OFT has decided not to refer the market to the CC but expects to return to the question of a referral to the CC in 2015, or before. The OFT also announced that it will be carrying out behavioural economic research on the way consumers make decisions and engage with retail banking service, and will study the operation of payment systems as well as the SME banking market.

SME banking market study
On 19 June 2013, the OFT announced its market study on competition in banking for SMEs in the UK.

The OFT is currently seeking views on the scope of the market study. At this stage it is not possible to estimate the effect of these OFT reviews, which may be material.

Credit default swaps (CDS) investigation
The Group is a party to the EC's antitrust investigation into the CDS information market. The Group is co-operating fully with the EC's investigation and in July 2013 received a Statement of Objections from the EC. The EC has raised concerns that a number of banks, Markit and ISDA may have jointly prevented exchanges from entering the CDS market. At this stage, the Group cannot estimate reliably what effect the outcome of the investigation may have on the Group, which may be material.

Notes (continued)

14.  Litigation, investigations and reviews (continued)

Investigations and reviews (continued)

Securitisation and collateralised debt obligation business
In the United States, the Group is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations relating to, among other things, mortgage-backed securities, collateralised debt obligations (CDOs), and synthetic products. In connection with these inquiries, Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, and repurchase requests.

On 28 March 2013, SEC staff informed the Group that it is considering recommending that the SEC initiate a civil or administrative action against RBS Securities Inc. This "Wells" notice arises out of the inquiry that the SEC staff began in September 2010, when it requested voluntary production of information concerning residential mortgage-backed securities underwritten by subsidiaries of RBS during the period from September 2006 to July 2007 inclusive. In November 2010, the SEC commenced a formal investigation. The potential claims relate to due diligence conducted in connection with a 2007 offering of residential mortgage-backed securities and corresponding disclosures. Pursuant to SEC rules, the Group has submitted a response to the Wells notice. The investigation is continuing.

Also in October 2010, the SEC commenced an inquiry into document deficiencies and repurchase requests with respect to certain securitisations, and in January 2011, this was converted to a formal investigation. Among other matters, the investigation seeks information related to document deficiencies and remedial measures taken with respect to such deficiencies. The investigation also seeks information related to early payment defaults and loan repurchase requests.

In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. The Group completed its production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitisation transaction. In May 2011, at the New York State Attorney General's request, representatives of the Group attended an informal meeting to provide additional information about the Group's mortgage securitisation business. The investigation is ongoing and the Group continues to provide the requested information.

US mortgages - loan repurchase matters
The Group's Markets & International Banking N.A. or M&IB N.A. business (formerly Global Banking & Markets N.A.) has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (RMBS). M&IB N.A. did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g. the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

Notes (continued)

14.  Litigation, investigations and reviews (continued)

Investigations and reviews (continued)
In issuing RMBS, M&IB N.A. generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, M&IB N.A. made such representations and warranties itself. Where M&IB N.A. has given those or other representations and warranties (whether relating to underlying loans or otherwise), M&IB N.A. may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, M&IB N.A. may be able to assert claims against third parties who provided representations or warranties to M&IB N.A. when selling loans to it; although the ability to recover against such parties is uncertain. Between the start of 2009 and 30 June 2013, M&IB N.A. received approximately US$741 million in repurchase demands in respect of loans made primarily from 2005 to 2008 and related securities sold where obligations in respect of contractual representations or warranties were undertaken by M&IB N.A.. However, repurchase demands presented to M&IB N.A. are subject to challenge and rebuttal by M&IB N.A..

RBS Citizens Financial Group, Inc (RBS Citizens) has not been an issuer or underwriter of non-agency RMBS. However, RBS Citizens is an originator and servicer of residential mortgages, and it routinely sells such mortgage loans in the secondary market and to GSEs. In the context of such sales, RBS Citizens makes certain representations and warranties regarding the characteristics of the underlying loans and, as a result, may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of the representations and warranties concerning the underlying loans. Between the start of 2009 and 30 June 2013, RBS Citizens received US$182 million in repurchase demands in respect of loans originated primarily since 2003. However, repurchase demands presented to RBS Citizens are subject to challenge and rebuttal by RBS Citizens.

Although there has been disruption in the ability of certain financial institutions operating in the United States to complete foreclosure proceedings in respect of US mortgage loans in a timely manner (or at all) over the last year (including as a result of interventions by certain states and local governments), to date, RBS Citizens has not been materially impacted by such disruptions and the Group has not ceased making foreclosures.

The volume of repurchase demands is increasing and is expected to continue to increase, and the Group cannot currently estimate what the ultimate exposure of M&IB N.A. or RBS Citizens may be. Furthermore, the Group is unable to estimate the extent to which the matters described above will impact it, and future developments may have an adverse impact on the Group's net assets, operating results or cash flows in any particular period.

Notes (continued)

14.  Litigation, investigations and reviews (continued)

Investigations and reviews (continued)

RBS Citizens consent orders
The activities of RBS Citizens' two US bank subsidiaries - RBS Citizens, N.A. and Citizens Bank of Pennsylvania - are subject to extensive US laws and regulations concerning unfair or deceptive acts or practices in connection with customer products. Certain of the bank subsidiaries' practices with respect to overdraft protection and other consumer products have not met applicable standards. The bank subsidiaries have implemented and are continuing to implement changes to bring their practices in conformity with applicable laws and regulations. In April 2013, the bank subsidiaries consented to the issuance of orders by their respective primary federal banking regulators, the Office of the Comptroller of the Currency (OCC) and the Federal Deposit Insurance Corporation (FDIC) (the Consent Orders). In the Consent Orders (which are publicly available and will remain in effect until terminated by the regulators), the bank subsidiaries neither admitted nor denied the regulators' findings that they had engaged in deceptive marketing and implementation of the bank's overdraft protection program, checking rewards programs, and stop-payment process for pre-authorised recurring electronic fund transfers. The Consent Orders require the bank subsidiaries to pay a total of US$10 million in civil monetary penalties, to develop plans to provide restitution to affected customers (the amount of which is anticipated to be approximately US$4 million), to cease and desist any operations in violation of Section 5 of the Federal Trade Commission Act, and to submit to the regulators periodic written progress reports regarding compliance with the Consent Orders. In addition, RBS Citizens, N.A. agreed to take certain remedial actions to improve its compliance risk management systems and to create a comprehensive action plan designed to achieve compliance with the Consent Order. Restitution plans have been prepared and submitted for approval, and RBS Citizens, N.A. has submitted for approval and is in the process of implementing its action plan for compliance with the Consent Order, as well as updated policies, procedures, and programs related to its compliance risk management systems.

Notes (continued)

14.  Litigation, investigations and reviews (continued)

Other investigations
On 27 July 2011, the Group agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (the Order) to address deficiencies related to governance, risk management and compliance systems and controls in RBS plc and RBS N.V. branches. In the Order, the Group agreed to create the following written plans or programmes:

●
a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of the Group's U.S. operations on an enterprise-wide and business line basis,

●	an enterprise-wide risk management programme for the Group's U.S. operations,

●	a plan to oversee compliance by the Group's U.S. operations with all applicable U.S. laws, rules, regulations, and supervisory guidance,

●	a Bank Secrecy Act/anti-money laundering compliance programme for the RBS plc and RBS N.V. branches in the U.S. (the U.S. Branches) on a consolidated basis,

●	a plan to improve the U.S. Branches' compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve,

●
a customer due diligence programme designed to reasonably ensure the identification and timely, accurate, and complete reporting by the U.S. Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations, and

●	a plan designed to enhance the U.S. Branches' compliance with OFAC requirements.

The Order (which is publicly available) identified specific items to be addressed, considered, and included in each proposed plan or programme. The Group also agreed in the Order to adopt and implement the plans and programmes after approval by the regulators, to fully comply with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Order. The Group has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with the Group's efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for the Group's U.S. operations. The Group continues to test the effectiveness of the remediation efforts undertaken by the Group to ensure they are sustainable and meet regulators' expectations. Furthermore, the Group continues to work closely with the regulators in its efforts to fulfil its obligations under the Order, which will remain in effect until terminated by the regulators.

Notes (continued)

14.  Litigation, investigations and reviews (continued)

Other investigations (continued)
The Group's operations include businesses outside the United States that are responsible for processing US dollar payments. The Group has been conducting a review of its policies, procedures and practices in respect of such payments, has voluntarily made disclosures to US and UK authorities with respect to its historical compliance with US economic sanctions regulations, and is continuing to co-operate with related investigations by the US Department of Justice, the District Attorney of the County of New York, the Treasury Department Office for Foreign Assets Control, the Federal Reserve Board and the New York State Department of Financial Services. The Group has also, over time, enhanced its relevant systems and controls. Further, the Group has conducted disciplinary proceedings against a number of its employees as a result of its investigation into employee conduct relating to this matter. Although the Group cannot currently determine the outcome of its discussions with the relevant authorities, the investigation costs, remediation required or liability incurred could have a material adverse effect on the Group's net assets, operating results or cash flows in any particular period.

The Group may become subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. The Group's activities in the United States may be subject to significant limitations and/or conditions.

On 24 July 2013, the FCA published its Final Notice in relation to its investigation into transaction reporting. The Royal Bank of Scotland plc and The Royal Bank of Scotland N.V. co-operated with the FCA throughout the investigation. The Royal Bank of Scotland plc and The Royal Bank of Scotland N.V. were fined £5.6 million (after discount) and were found to have failed to comply with their transaction reporting obligations to the FSA over a number of years. The FCA has acknowledged that the breaches were not deliberate and that the Group did not profit from the breaches.

15.  Other developments

Rating agencies
Moody's Investors Service
On 5 July 2013, the rating agency, Moody's Investors Service (Moody's) placed on review for possible downgrade the long term ratings of the Group and its subsidiaries The Royal Bank of Scotland plc, National Westminster Bank Plc and RBS N.V. Short term ratings were affirmed as unchanged and are not subject to Moody's' review. The rating action was prompted by the UK Government's announcement that it would examine the merit of splitting up the Group by placing its bad assets in a separate legal entity under a 'Good Bank/Bad Bank' split. Moody's expect to conclude their rating review on the Group in the autumn following publication of the Government's conclusion to its 'Good Bank/Bad Bank' assessment. Ulster Bank Limited and Ulster Bank Ireland Limited's long and short term ratings were also placed on review for possible downgrade.

Notes (continued)

15.  Other developments (continued)
Additionally, Moody's upgraded, by three notches, three series of the Group's Trust Preferred Securities (RBS Capital Funding Trust V, RBS Capital Funding Trust VI and RBS Capital Funding Trust VII) to 'Ba3' from 'B3' upon the announcement that the Group would resume coupon payments on these securities following expiration of the European Commission payments ban.

As a result of its rating action on the Group, on 8 July 2013, Moody's also placed on review for possible downgrade the long term ratings of RBS Citizens N.A. and Citizens Bank of Pennsylvania. Short term ratings were affirmed as unchanged.

Standard & Poor's
On 31 May 2013, the rating agency, Standard & Poor's (S&P) affirmed its ratings on the Group and certain subsidiaries as unchanged but assigned a Negative outlook to the long term ratings of the Group and certain subsidiaries including The Royal Bank of Scotland plc, National Westminster Bank Plc and RBS N.V. S&P's outlook revision did not reflect any deterioration in its assessment of specific credit factors but instead reflected wider UK industry concerns. Rating outlooks on RBS Citizens Financial Group Inc. and operating subsidiaries, RBS Citizens N.A. and Citizens Bank of Pennsylvania were revised to negative from stable on the same date.

On 16 July 2013 the rating outlooks of Ulster Bank Limited and Ulster Bank Ireland Limited were also revised to Negative from Stable. The rating actions were prompted by S&P's belief that, following the announcement of the 'Good Bank/Bad Bank' review, there now exists a meaningful risk the position of these entities within the Group could become less certain than it currently is.

Additionally, following the Group's announcement of its intention to resume coupon payments, S&P upgraded by ten notches to 'BB+' from 'C' three series of Trust Preferred Securities (RBS Capital Funding Trust V, RBS Capital Funding Trust VI and RBS Capital Funding Trust VII) on 20 June 2013.

No material rating actions have been undertaken by the rating agency, Fitch Ratings, on the Group or material subsidiaries during the quarter and since.

Current Group and subsidiary ratings are shown in the table below:

	Moody's		S&P		Fitch
	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term

RBS Group plc	Baa1	P-2	A-	A-2	A	F1

The Royal Bank of Scotland plc	A3	P-2	A	A-1	A	F1

National Westminster Bank Plc	A3	P-2	A	A-1	A	F1

RBS N.V.	A3	P-2	A	A-1	A	F1

RBS Citizens, N.A/Citizens Bank of Pennsylvania	A3	P-2	A	A-1	A-	F1

Ulster Bank Ltd/Ulster Bank Ireland Ltd	Baa2	P-2	BBB+	A-2	A-	F1

Liability management exercise
In July 2013, RBS N.V. completed cash tender offers for certain securities. The aggregate principal amount accepted for purchase under the offer was US$2.5 billion.

Notes (continued)

16.  Related party transactions
UK Government
The UK Government and bodies controlled or jointly controlled by the UK Government and bodies over which it has significant influence are related parties of the Group. The Group enters into transactions with many of these bodies on an arm's length basis.

Bank of England facilities
In the ordinary course of business, the Group may from time to time access market-wide facilities provided by the Bank of England.

The Funding for Lending Scheme
The Funding for Lending Scheme was launched in July 2012. Under the scheme UK banks and building societies are able to borrow UK treasury bills from the Bank of England in exchange for eligible collateral during the drawdown period (1 August 2012 to 31 January 2014). In April 2013, the Bank of England and HM Treasury announced changes to the scheme: extending the drawdown period to the end of January 2015; amending the scheme's terms to encourage SME lending; and including lending by leasing and factoring companies within the scheme. As at 30 June 2013, the Group had aggregate outstanding drawings under the scheme of £750 million.

The Group's other transactions with the UK Government include the payment of taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy and FSCS levies).

Other related parties
(a) In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b) The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

Full details of the Group's related party transactions for the year ended 31 December 2012 are included in the Group's 2012 Annual Report and Accounts.

17.  Date of approval
This announcement was approved by the Board of directors on 1 August 2013.

18.  Post balance sheet events
There have been no significant events between 30 June 2013 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2 August 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary